Exhibit 99.1

Message from Management 01 SUSTAINABILITY REPORT FOR FISCAL YEAR Stock code: NASDAQ:BZUN；HKEX:09991

01 Baozun Inc. 2022 Annual Sustainability Report Establishing a Cornerstone of Development with Governance as a First Priority Providing High-Quality Services with Innovation Excellence Message from Management 03 Getting to Know Baozun Inc. 05 Our Sustainable Development 09 Corporate Governance Framework 19 Risk Identification and Management 21 Anti-corruption and Business Ethics 22 17 27 R&D and Innovation 29 Customer Service 33 Responsible Marketing 38 Data and Privacy Protection 40

Table of Contents 02 Building a Better Future with Shared Value Creation Sustainable Development Performance 81 Index for the Report 85 About the Report 91 45 63 Employee Responsibility 47 Sustainable Supply Chain 57 Public Welfare 60 Protecting Our Beautiful Earth with Green Development Environmental Management System 65 Climate Change Mitigation and Adaptation 66 "Full Chain" Green Operation 73 Emissions Management 80

03 Baozun Inc. 2022 Annual Sustainability Report Message from Management 2022 was an extraordinary year for Baozun. Baozun's annual Gross Merchandise Value (GMV) grew steadily to RMB 84.3 billion, up 19% year-on-year, while our annual non-GAAP operating profit reached RMB 256 million, up 14% year-on-year. Baozun's focus on sustainable development was instrumental to our business resiliency. With the motto "Technology Empowers the Future Success", we work with stakeholders, our Board of Directors and Sustainability Committee to integrate key sustainability goals into our core business operations, creating a green future together with our stakeholders.

Message from Management 04 Vincent Wenbin Qiu Founder of Baozun Inc. Chairman of the Board and Chief Executive Officer Green development and sustainability are integral to our operating core. Our Baozun Carbon Neutrality White Paper, published in 2022, emphasizes our “carbon neutrality” goal and outlines our commitment to sustainable development. We identify the challenge and opportunities associated with climate change, focus on creating low carbon products and services with digital intelligence and innovative technology. We actively promote the participation of employees, brand partners, consumers and other stakeholders to promote a sustainable lifestyle while building a green e-commerce system. In pursuit of excellence, we are committed to providing high-quality services to our customers. In 2022, we launched our technology business brand “Baozun Omni-Channel Digital Operating Platform” or “BOCDOP”. BOCDOP enables to help more brand partners achieve digital transformation of their retail channels. We also acquired GAP Greater China and launched our "brand management" business line, accelerating our technology-driven, omni-channel commerce transformation. With investments in R&D and data security and privacy, we continued to improve our customer service system to provide a remarkable service experience for our brand partners and consumers. We advocate shared value creation and actively develop a comprehensive career platform for our employees. In 2022, we launched the "Baozun Campus", which provides our employees opportunities to learn how to optimize their career growth trajectory. At the community level, we continued to exercise the concept of "Forging Benevolence Through Public Welfare", leveraging the strengths of our main business to foster the training of talented industry professionals and benefit the communities around us. In 2023, Baozun is determined to continue working hard and moving forward with "Technology Empowers the Future Success" under the guidance of the concept of sustainable development.

05 Baozun Inc. 2022 Annual Sustainability Report Getting to Know Baozun Inc. Started operations in 2007, Baozun Inc. (abbreviated as "Baozun Group" "the Group" "Baozun" "the Company" "We") is a leader and pioneer in China's brand e-commerce services industry1 .. We are committed to providing e-commerce operation solutions to our brand partners. Baozun Inc. was publicly listed on the NASDAQ in May 2015, followed by a secondary listing on the Hong Kong Stock Exchange in September 2020. In November 2022, it voluntarily converted its secondary listing status on the Main Board of the Hong Kong Stock Exchange to primary listing status. Baozun is now a dual primary listing on the Hong Kong Stock Exchange and NASDAQ. "Driven by technological innovation and customer needs, we strive to become the leading global brand e-commerce business partner", We integrate cloud computing, big data, and AI technology, and continuously invest in building a leading e-commerce technology platform, which in turn allows us to better serve global users and empower our brand partners to unlock technological opportunities. About Baozun Vision Mission Values Technology empowers the future success Driven by technological innovation and customer needs, we strive to become the leading global e-commerce business partner Integrity, ownership, initiative, collaboration and innovation Note: [1] Source from iresearch.

Getting to Know Baozun Inc. 06 Ranked No. 1 in the 2022 Top 15 Branded E-Commerce Service Providers in China (source: iresearch) We provide omni-channel new retail e-commerce services covering more than 30 mainstream e-commerce platforms in China Listed on NASDAQ in 2015 followed by a secondary listing on the Hong Kong Stock Exchange in 2020, and dual-primary listed company on the Hong Kong Stock Exchange and NASDAQ in 2022 Total annual Gross Merchandise Volume reached RMB 84.3 billion in 2022, with a five-year CAGR of 35% More than 400 operational brand partners covering 8 vertical industries Three major business lines: Baozun E-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) Business areas: Five main service categories — online store operations, digital marketing, technical center, customer service, warehousing and logistics — available across various channels, including official brand mall, online shopping platforms Tmall and JD.com, mobile malls on social media platforms, offline smart stores, and others Total No. of Employees: 7,588 Company Scale Company name: Baozun Inc. Ticker: 09991.HK NASDAQ:BZUN Headquarters: Shanghai, China Year of establishment: 2007 NO.1 30+ 2 Public Listing 84.3 Billion 400+

07 Baozun Inc. 2022 Annual Sustainability Report Our Services Technical Center Store Website Operations Digital Marketing Creating a high-quality ecosystem based on smart technology to serve global brands Introduction of data analytics, business intelligence and artificial intelligence results for the business direction and accountability for performance A full-chain solution that perfectly combines brand marketing and sales, enabling brands to carry out business operations in the private sector years of IT systems implementation experience regions R&D teams 16 billion yuan in annual GMV 84.3 level marketing experience 4A 3 major categories covered 8 expert e-commerce marketing teams 500+ end-to-end solution One-stop brand-building platform campaigns 22 operational tools & Data experts Automated brand partners, rich e-commerce service experience 400+

Getting to Know Baozun Inc. 08 Customer Service Warehousing and Logistics Comprehensive next-generation customer service for brand e-commerce business operations AI customer service tool resolution rate improve 11.15% regional operation centers 5 one-stop customer service management platform S-ANY Efficient and high-quality supply chain solutions that consistently provide brand partners with a competitive advantage million square-meter logistics center 1.03+ storage centers 9 peak daily order volume 600,000 commerce warehouses Automated

09 Baozun Inc. 2022 Annual Sustainability Report Governance Framework of Sustainable Development Our Sustainable Development The Company's sustainable development can only be achieved with senior management's attention and all employees' participation. We have integrated the concept of sustainable development into daily operations and corporate culture. We have also established a top-down sustainable development governance structure, in which the Board of Directors fully oversees issues related to the Company's sustainable development, evaluates its sustainable development management performance, and properly manages all potential environmental, social and corporate governance (ESG) risks, being ultimately responsible for them. Baozun has established a comprehensive ESG management system and operating regime to lay a solid foundation for the Company's sustainable growth. Under the leadership of the Company's Board of Directors, a Sustainability Committee has been established to study the Company's ESG management strategy, identify significant ESG risks and opportunities, and further empower the Sustainable Development Task Force to assist in the formulation and implementation of ESG practice initiatives, thus ensuring that the appropriate and effective ESG risk management and internal control systems are in place. Highest Decision-making Body for ESG Management Decision-making Body: Composed of board members and senior management executives Enforcement Body: Composed of various operational departments and business units of the Company Board of Directors Sustainability Committee Sustainable Development Task Force

Our Sustainable Development 10 (a) Identifying major environmental, social and corporate governance issues that may present significant risks or opportunities to the Company; (b) Proposing and conducting regular reviews of the Company's environmental, social and corporate governance visions and strategies; (c) Formulating goals based on corresponding strategies, and regularly supervising and reviewing the progress of these goals; (d) Reviewing policies related to the environment, society and corporate governance; (e) Reviewing and supervising policies related to major environmental, social and corporate governance matters and ensuring their applicability to the Company; (f) Any other responsibilities delegated by the Board of Directors. (a) Promoting all departments to implement various environmental, social and corporate governance policies, and reporting on the implementation of such projects; (b) Identifying any environmental, social and corporate governance risks related to the Company every year, assessing impact of such risks to the Company, and providing recommendations to the Board of Directors on risk response; (c) Assisting in the preparation of an annual sustainability report and other environmental, social and corporate governance related disclosures, as well as submitting them to the Board of Directors for review and approval; (d) Any other responsibilities delegated by the Board of Directors. The main responsibilities of the Sustainability Committee include The main responsibilities of the Sustainable Development Task Force include

11 Baozun Inc. 2022 Annual Sustainability Report Contributions to Sustainability Sustainable Development Strategy As a leading brand e-commerce service provider in China1 , Baozun views sustainability as a critical development strategy. We use our "technology DNA" to drive sustainable development, environmental protection, social care, and collaborations to address the complex challenges faced by society. By integrating sustainable development into all aspects of our operations and sharing sound social values, we contribute to sustainable global development through responsible innovation. ◎ Our Sustainable Development Strategies Responsible innovation Shared social values Sound corporate governance Commitments Work with stakeholders to promote sustainable consumption with responsible innovation and sustainable operations Be committed to creating a positive social impact, contributing to high-quality employment and common social prosperity Practice sound and transparent corporate governance to achieve the sustainable operation of the Company Action Strategy • Improve the overall operational efficiency of the industry through innovative solutions • Become a sustainable consumption promoter, formulate carbon neutrality plans, work with all of the stakeholders to achieve carbon neutrality across the value chain, and advocate a green and low-carbon life • Create an equal and diversified development platform for employees • Provide vocational education, training and jobs to promote high-quality employment and rural revitalization • Enhance the diversity and independence of the Board of Directors • Establish a fair, corruption-free, and transparent corporate governance environment • Ensure fairness, justice, integrity and transparency Note: [1] Source from iresearch.

Our Sustainable Development 12 Contributing to the Sustainable Development Goals (SDGs) With a focus on the Sustainable Development Goals (SDGs) and our sustainability strategy, we have identified five sustainability goals most relevant to Baozun. We also actively contribute to global sustainable development through our actions. SDGs contributions Our actions Responsible innovation Goal 12.5 To achieve a significant reduction in waste generation through prevention, reduction, recycling and reuse by 2030. We actively cooperate with other industry players to explore green initiatives in various operational stages, including working on packaging and logistics storage optimization methods, to efficiently utilize resources and reduce waste generation (such as packaging material waste). Goal 13.3 Improve education, raise awareness on climate change mitigation, adaptation, impact reduction and early warning, and enhance human and institutional capacity in this area. We have implemented our own green operations and contributed to the achievement of carbon neutrality goals by improving the operational efficiency of the industry through innovative solutions while driving the industry to opt for greener operations to create a green holistic ecosystem. Shared social value Goal 4.4 Substantially increase the number of youth and adults with the relevant competencies needed for employment, decent work, and entrepreneurship, including technical and vocational skills, by 2030. Combining our strong resources with the "integration of industry and education", we have established Baozun-Nantong Open University E-Commerce Campus. We provide students with internship training and employment opportunities, enabling them to accumulate practical experience, improve vocational skills and attain high-quality employment in the industry. Goal 8.5 To have all women and men, including youth and persons with disabilities, in full and productive employment, with proper jobs and fair wages by 2030. We foster a diverse and equal workplace environment, create employment opportunities for the disadvantaged, care for and protect female employees, and provide meaningful jobs for everyone. Robust corporate governance Goal 5.5 Ensure that women participate fully and effectively in decision-making at all levels across political, economic and public domains with equal access to decision-making leadership at all levels above. With the emphasis on and pursuit of diversity on our board, we have hired female directors and senior management executives as part of the Company's leadership roles.

13 Baozun Inc. 2022 Annual Sustainability Report Remarkable Achievements in 2022 Responsible Innovation Shared Social Value ◎ Sustainability Highlights 2022 Golden Grid Award - 2022 "Sustainability Award of the Year" for Outstanding Listed Companies in Greater China Awarded "Responsible Internet Company" at SRC 5th Social Responsibility Conference 2022 Employed 14 people with disabilities Presented with "Exemplary Corporate Social Responsibility Award 2022" at CFS 11th Financial Summit 2022 Female employees accounted for 59.58% 6 new patent applications and26 computer software publications Accumulated 73 patents and 241 computer software publications Established the first "Zero-Carbon Park" 152,751 hours of employee training in total, 20.13 hours per employee

Our Sustainable Development 14 Robust Corporate Governance Female directors accounted for 25%, independent directors accounted for 50% Awarded ISO 27001 Information Security Management System Certification Awarded ISO 27701 Privacy Information Management System Certification Passed Cybersecurity Protection Level Assessment Level 3 (six newly added internal information systems such as CRM, PII, BI, UAC and UUAC) Provided support for over 10 brand partners to pass Level 3 in the Cybersecurity Protection Level Assessment Completed information security audits and information security contract reviews more than 28 times in cooperation with brand partners Conducted two cybersecurity, information security and privacy-related training sessions throughout the year, with more than 10,680 attendances by full-time employees Note: Data caliber is consistent with the scope of Baozun's consolidated financial statements, covering the period from January 1, 2022 to December 31, 2022, the zero-carbon park was obtained in April 2023 after the annual carbon verification.

15 Baozun Inc. 2022 Annual Sustainability Report Material Topics and Stakeholders Communication Communication with Stakeholders As stakeholders’ trust and support is crucial to Baozun’s sustainable development, we have always emphasized the importance of great communication with our stakeholders. We have identified important stakeholders of the Company and established a regular communication system with each of them, through which we gained an in-depth understanding of their opinions and values. By incorporating their concerns and interests into the Company's operations and decision-making process and by actively responding to the demands and expectations of our stakeholders, we are building a long-term relationship of mutual trust and support. In 2022, Baozun converted its secondary listing status on the main board of the Hong Kong Stock Exchange to a primary listing status, in line with its accountability to the interests of investors, thereby delivering greater convenience to investors and stakeholders. Key stakeholders Communication channels Topics of concern Government and Regulatory Agencies • Project cooperation • Meeting communication • Supervision and inspection • Anti-corruption and business ethics • Responding to climate change • Emissions management • Energy and resource conservation Shareholders and Investors • Earnings release • Shareholders' meeting • Information disclosure • Analyst communication and investor research request • Attend investor meeting • Governance effectiveness of the Board of Directors • Economic performance • Protection of Intellectual Property Rights Customers (brand partners) • Customer satisfaction surveys • Regular communication • Industry summit • Energy and resource conservation • Responding to climate change • Technology development and innovation • Satisfaction and communication • Information security • Data and privacy protection Consumers • Customer service • Sustainable consumption concept • User experience enhancement • Information security • Data and privacy protection Suppliers • Supplier evaluations and auditing • Supplier training • Supplier's sustainable development management • Anti-corruption and business ethics Employees • Regular meetings • Employee training • Employee activities • Complaints and feedback • Employee rights and interests and welfare • Employee equality and diversity • Employee occupational health and safety • Employee Development • Employee work-life balance Communities • Community activities • Regular communication • Media communication • Public welfare contributions

Our Sustainable Development 16 Material Topics Baozun Inc. complies with the principle of "materiality" in the Environmental, Social and Governance Reporting Guide of the Hong Kong Stock Exchange. Based on the previous year's stakeholder research on material topics, we identified and analyzed material topics for the year 2022 through macro policy research, industry analysis, and combing of sustainability issues. Eventually, we identified 19 material issues that are highly relevant to our own development. In 2022, we calibrated the level of material topics of the identified material issues based on the Company's operations and business circumstances and expert opinions. ◎ Baozun Inc. Material Topics Matrix lowhigh high Importance to Stakeholders Importance to the Sustainability of Baozun Public Welfare Contributions Employees' Occupational Health and Safety Energy and Resource Conservation Employee Talent Development Data and Privacy Protection Anti-Corruption and Business Ethics User Experience Enhancement Supplier's Sustainable Development Management Economic Topics Environmental Topics Social Topics Technological Development and Innovation Economic Performance Information Security Employee's Rights and Benefits Employee Work-Life Balance Responding to Climate Change Governance Effectiveness of Board of Directors Satisfaction and Communication Protection of Intellectual Property Rights Employee Equality and Diversity Emissions Management

17 Baozun Inc. 2022 Annual Sustainability Report Establishing a Cornerstone of Development with Governance as a First Priority Sound corporate governance is the cornerstone of sustainable development. With "integrity" at the forefront of our company values, we abide by business ethics and uphold credibility and compliance in our operations. By improving the corporate governance system, optimizing the authority and accountability mechanism, and strengthening our risk response capacity, we promote the high-quality and sustainable development of Baozun. 17 Baozun Inc. 2022 Annual Sustainability Report

Establishing a Cornerstone of Development with Governance as a First Priority Establishing a Cornerstone of Development with Governance as a First Priority 18

19 Baozun Inc. 2022 Annual Sustainability Report Corporate Governance Framework Governance Framework Structure of the Board of Directors and Remuneration ◎Governance Framework As a leader in China's e-commerce service industry, Baozun strictly adheres to the requirements of the Company Law of the People's Republic of China, Rule 5200. General Procedures and Prerequisites for Initial and Continued Listing on the Nasdaq Stock Market, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and other relevant laws and regulations. Baozun has established a sound and highly-efficient corporate governance system with clearly defined responsibilities. The comprehensive governance of the Company is carried out at three levels: the Shareholders’ Meeting, the Board of Directors and Special Committees. The Shareholders’ Meeting is our highest decision-making body and it fully safeguard the rights and interests of shareholders. The Board of Directors is the decision-making body for daily business, while special committees perform their duties in accordance with the Company's Articles of Association and the authorization of the Board of Directors. The Audit Committee, Nomination and Corporate Governance Committee, and Compensation Committee are set up under the Board of Directors. With regard to the board election system, Baozun follows the principles of openness, fairness, impartiality and independence, observes the regulations of the Nomination and Corporate Governance Committee Charter, and makes appointments based on merit while also giving ample consideration to gender, age, industry experience, professional background, educational qualifications, etc. to meet the requirements of the business unit for versatile skills and experience. It furthermore ensures business compliance and observance of the Baozun Code of Business Conduct and Ethics, safeguarding the shareholders’ interests while ensuring the sustainable and stable development of the Company. We are well aware of the benefits that a diverse and independent Board of Directors brings to the long-term development of an enterprise. In addition to a diversified experience and expertise, independent directors may also provide unique opinions and judgments on matters such as the Company's business strategy, performance, risk prevention and conflict of interest to ensure the maximization of the interests of the Company and its shareholders. A diverse board of directors improves efficiency, attracts and retains corporate talent, and enhances the performance of non-financial indicators such as creativity and innovation abilities. The Company's incumbent independent directors receive fixed remuneration. Female executives constitute an important portion of our leadership roles and reflect our pursuit of diversity on our Board of Directors. In 2022, two female directors on our Board of Directors were involved in corporate governance, including Ms. Bin Yu, who serves as the Chair of our Audit Committee. As of the end of the reporting period, there were 8 members on the Board, including 4 independent directors. Shareholders' Meeting Board of Directors Nomination and Corporate Governance Committee Compensation Committee Audit Committee

Establishing a Cornerstone of Development with Governance as a First Priority 20

◎Structure of the Board of Directors

	Name	Gender	Appointment of Committees		
			Audit Committee	Nomination and Corporate Governance Committee	Compensation Committee
Founder,Chairman of the Board and Chief Executive Officer	Vincent Wenbin Qiu	Male			
Co-founder and Director	Junhua Wu	Male			
Director	Satoshi Okada	Male			
Director	Yang Liu	Female			
Independent Directors	Yiu Pong Chan	Male	●	●	C
	Bin Yu	Female	C	●	●
	Steve Hsien-Chieng Hsia	Male		C	●
	Changqing Ye	Male	●		


50%
50%
Independent
Executive


50%
50%
Foreign
Local


25%
75%
Male
Female

Note:

[1] C=Chairman, ●=Member

[2] In this report, local refers to mainland China, i.e., excludes Taiwan, Hong Kong SAR and Macau SAR of China

21 Baozun Inc. 2022 Annual Sustainability Report Risk Identification and Management Baozun has established a systematic and professional corporate comprehensive risk management system and set up "three lines of defense" consisting of the operation management, the Risk Operation Compliance Committee and the Audit Committee to ensure the effective implementation of risk management policies in all aspects of the Company's business operations. The operation management team is composed of front-line staff and managerial personnel who are able to directly identify and control risks and carry out active improvement. Led by senior executives, the Risk Operation Compliance Committee carries out risk monitoring and issues early warnings, risk identification and assessment, risk response as well as supervision and inspection through systematic, risk-based and normalized management. The risks identified by the Company in 2022 include financial risks, operational risks, fraud risks, cyber security risks, investment and funding risks and external regulatory risks. The Company established a full-time internal audit team under the Company's Legal Affairs and Risk Control Department, which directly reports to the Audit Committee of the Board of Directors. The internal audit team is responsible for providing independent evaluation and appraisal of the effectiveness of the Company's risk management and internal monitoring system. It identifies the control implementation deficiencies in the various departments' daily operation processes, proposes improvement plans, and continuously tracks the implementation of improvements to achieve continuous monitoring and reduction of the Company's risks in a timely manner. First Line of Defense Second Line of Defense Third Line of Defense The operation management is responsible for internal control enforcement and daily supervision, as well as the implementation of internal control management and other related regulations. The Risk Operation Compliance Committee conducts ongoing monitoring of regulatory risks and establishes a consistent, enterprise-wide awareness of risks and controls. The Audit Committee is responsible for organizing independent and objective auditing and consultancy exercises to achieve comprehensive identification and management of risks by applying a systematic and disciplined approach in evaluating and improving the effectiveness of risk management, control and governance procedures.

Establishing a Cornerstone of Development with Governance as a First Priority 22 Anti-corruption and Business Ethics Integrity is the cornerstone of business operations and one of Baozun's core values. Baozun operates with integrity and strictly abides by the Anti-Unfair Competition Law of the People's Republic of China, Anti-Monopoly Law of the People's Republic of China, Sherman Antitrust Act, Criminal Law of the People's Republic of China, Anti Money Laundering Law of the People's Republic of China and other applicable laws and regulations to ensure the legal compliance of the Company's operation. We have established a comprehensive business ethics and integrity system. Regarding the prevention of money laundering activities, we have formulated an internal control system, known as the Baozun Inc. Anti-Money Laundering Management Measures, and are proactively fulfilling our anti-money laundering obligations by taking preventive and monitoring measures in compliance with the law. We have also implemented robust systems for customer identification, customer identification data and transaction record keeping, and reporting major transactions and suspicious transactions. In terms of anti-corruption and anti-bribery, we have formulated the System of Baozun for Inspection and Supervisory, Baozun Code of Business Conduct and Ethics, System of Baozun Protection and Rewards for Whistleblowers, System of Baozun Gifts and Hospitality, among others, to establish a sense of integrity, set up an integrity supervision structure, create a culture of integrity in business ethics, and build an unimpeded whistleblowing channel as part of a business ethics integrity system. Business Ethics Integrity System Establish a system of integrity regulation policies Establish a comprehensive business ethics system Pave the pipeline for smooth whistle-blowing Encourage honest reporting and improve protection for whistleblowers Establish a business ethics monitoring system Proactive auditing & internal and external audit projects Create a culture of honest business ethics Organize integrity training for all employees

23 Baozun Inc. 2022 Annual Sustainability Report Development of Business Ethics System We adopt a "zero tolerance policy" for unethical business practices that strictly requires all employees of Baozun as well as all its subsidiaries and variable interest entities, to comply with the Baozun Code of Business Conduct and Ethics and System of Baozun Gifts and Hospitality. Meanwhile, we have established an integrity mechanism with our partners to strictly prohibit any commercial bribery, law or regulation violation, or unfair competition in the business process. We have established a sound and complete anti-corruption and anti-bribery management process system to cover the entire process, including the supplier's pre-registration and access, qualification certification, hierarchal management of qualified suppliers, and performance evaluation. During the reporting period, Baozun Inc. signed the Baozun Confidentiality Agreement, Baozun Anti-corruption and Compliance Statement, and Baozun Friends and Family Statement with all suppliers, requiring them to safeguard the confidential information of the Company obtained in business cooperation, to comply with applicable anti-corruption regulations and Baozun's relevant provisions while ensuring that there is no conflict of interest in cooperation with the Company. • Any unsolicited solicitations from an interested party • Any act of accepting or gifting cash or its equivalent in value to an interested party in excess of reasonable gifts and hospitality for improper gain • Misappropriation, embezzlement, theft, or bribery • Malicious disclosure of confidential documents or resources such as information of company customers "High Risk" Behaviors of Employees

Establishing a Cornerstone of Development with Governance as a First Priority 24 Establishment of Integrity Culture As an important part of the integrity system in business ethics, a culture of integrity is paramount for preventing business ethic-related issues. The business ethics of directors and senior management is a major issue that we focus on. Directors are regularly instructed on the business ethics requirements of Baozun through integrity interviews and training to strengthen the construction of a top-down integrity culture. We have established an integrity education system for all employees. We continuously and proactively prevent employees from committing unethical behavior during induction training for new employees, signing the Baozun Integrity Commitment with 100% for new employees, and the day-to-day legal literacy campaigns. We also constantly remind employees to practice business ethics commitments through promotional materials, news, posters and other forms, and strive to create a business ethics culture of integrity management. We further enhance the integrity awareness of employees in special positions in the supply chain and the procurement department through legal literacy campaigns and two-way sharing sessions. At the same time, we also adopt management measures such as stringent supervision and auditing as an additional guarantee. During the reporting period, the number of employees who participated in anti-corruption-related training reached 421. In 2022, the Company carried out legal literacy lectures for highly sensitive and managerial employees to further enhance their legal awareness and better regulate their behavior. The training mainly focused on criminal law, criminal procedure law, crimes prone in the workplace, and the impact of crime, with a coverage of 8 business groups with R5 level (manager) or above as well as personnel trained in other key positions. A total of 421 employees participated in the training, further increasing legal compliance awareness and anti-corruption awareness among employees holding key positions. Legal literacy training classroom Legal literacy training for key positions to strengthen anti-corruption awareness among employees ◎Business Ethics Training Training for Employees Training for Directors Training for Highly Sensitive Positions • Induction Training • General law education • Compliance training • Integrity Interview • Legal and Safety Education for Supply Chain • Two-way sharing session on monitoring and procurement (monthly)

25 Baozun Inc. 2022 Annual Sustainability Report To examine if the warehouse has conducted stocktaking as required, if there is any inventory data or abnormalities, and to review the first three sets of anomalous data to determine the reasons for the anomalies. For previous contracted projects exceeding RMB 100,000 in value, we retrieved the quotation and receipt sheets and firstly checked whether the quoted price of the project was comparable to the market price, followed by a verification of the consistency between the quotation list, the receipt list and the actual situation on site. We achieve the purpose of loss prevention through background checks and training of operators, inspection of security equipment including surveillance, inspection of door and window locks and seals, process control and post control, etc. ◎ Warehousing & Logistics Auditing Measures Inventory Stocktaking Audit Project Audit Loss Prevention Audit Business Ethics Inspections and Auditing The disciplinary inspection and supervision department established by Baozun reports directly to the Company's Board of Directors on the development and implementation of business ethics work in accordance with the investigation procedures of finding clues, handling cases, investigation and communication as well as drawing conclusions. At the same time, the disciplinary inspection and supervision department actively conducts audits on the Company's energy management, trading activities, warehousing and logistics and other important business ethics risks. The Company has set up an auditing project pool to identify auditing priorities and key risks for each project type based on business category, process and other elements, and pre-assess risk levels. An audit plan is formulated annually, and a complete audit of the full process for all business lines will be conducted every three years. In 2022, the Company launched the 2022-2023 annual audit, encompassing Cross-border & Beauty Commerce Group, Digital & Life style Group, Digital Marketing Group and other business groups. Risk assessments were conducted for each business segment of the Company to identify higher risk areas and systemic risks in the daily operation process, which were timely avoided. During the reporting period, the Company completed three regular and three special audits. With respect to warehousing and logistics, we focus on the risk of corruption in the process of project contracting, as well as the risks identified in inventory counting and loss prevention. We strengthen auditing measures to eliminate corruption in warehousing and logistics.

Establishing a Cornerstone of Development with Governance as a First Priority 26 Whistleblowing Channels and Whistleblower Protection The Company takes real-name or anonymous tip-offs of actual or suspected violations from all employees, customers, suppliers, and partners that have business dealings with the Company. We have established whistleblowing channels and encourage the reporting of business ethics violations, corruption and bribery. The monitoring and reporting channels include phone, e-mail and correspondence. The Company will respond to the report within 3 working days upon receipt and carry out investigation as well as evidence collection within the scope permitted by law and the Company's system. Meanwhile, we have formulated the System of Baozun Protection and Rewards of Whistleblowers to keep the informer's personal information and all data provided by them strictly confidential to ensure that employees or outsiders will not face any unfair treatment such as dismissal, demotion, suspension, intimidation, harassment, or retaliation of any other form for making a lawful tip-off. Anyone who retaliates against the informer or relevant witnesses will be dealt according to the seriousness of the circumstances. The consequences include but are not limited to dismissal, termination of the labor contract being handed over to judicial organs. As of the end of the reporting period, Baozun has observed the following • 0 cases of unfair competition, 0 cases of employee corruption, 0 cases of supply chain corruption 2022 Business Ethics Highlights Reporting Channels Reporting number: 15-316-222-110 Reporting e-mail: jubao@baozun.com Official WeChat account: Baozun Inc. Report via letter by sending to: Baozun Inc. , Discipline Inspection and Supervision Department Digital Intelligence Building, Lane 510 Jiangchang West Road, Jing'an District, Shanghai, China

27 Baozun Inc. 2022 Annual Sustainability Report Providing High Quality Services with Innovation Excellence Adhering to our motto "Technology Empowers the Future Success", Baozun provides one-stop business solutions focusing on brand e-commerce as the core, with scientific and technological innovation and customer demands as the engine. Our business encompasses official brand malls, online shopping platforms, social mobile malls and offline smart stores, covering five major service elements: store website operation, digital marketing, technical center, customer service, and warehousing and logistics. 27 Baozun Inc. 2022 Annual Sustainability Report

Providing High Quality Services with Innovation Excellence Providing High Quality Services with Innovation Excellence 28

29 Baozun Inc. 2022 Annual Sustainability Report R&D and Innovation Innovative Products & Services With the goal of building omni-channel digital operations, Baozun provides new solutions for our brand partners through technological innovation and cutting-edge deployment, which brings new vitality to the e-commerce and physical economy industries. On the basis of our operational experience, we proposed the core theory of 4Machine, constructed an advanced technology framework, and launched the technological business brand, BOCDOP, to create a technology-driven, omni-channel digital product and service configuration for Baozun, which will enable "good technology" to provide a better consumer experience and generate greater business value for brands. We serve global brand partners, and support brands from different industries, sectors, sizes and formats in exploring China's e-commerce retail business, driving innovation with an open and connected concept, focusing on new technologies and products while driving innovation with comprehensive management, thus helping our brand partners achieve sustainable growth. Centered on the core demand of an omni-channel, we designed the Selling Machine, Efficiency Machine, Fulfillment Machine and Money Machine to establish the end-to-end digital competence of the omni-channel, so as to ensure the efficient and stable operation of the omni-channel business while driving business innovation with technology 4Machine Core Theory Advanced Technology Framework • Combining the business characteristics of 400+ brand customers in 8 major industries, Baozun established three major middle platform systems: middle business platform, middle data platform and middle platform, thus building a stable and flexible technical platform base and providing technical support for omnichannel platform operations • Combining the upstream and downstream ecosystem business characteristics of e-commerce to form an abstract integration scenario for the construction of the Baozun integration platform so as to establish a flexible, fast, and secure integration capability • BOCDOP is an omni-channel digital technology service brand based on the dual middle platforms of business and data, which is oriented to business results • BOCDOP is committed to empowering more brands to achieve omni-channel retail digital transformation through three core elements: DTC comprehensive solutions, omni-channel operation solutions, and data intelligence applications Technological Business Brand(BOCDOP) • To lay the foundation for overseas business expansion through strengthening our technical base, building multi-cloud delivery tools, enhancing infrastructure services, and fostering management docking for public cloud container clusters • Improve process management and enhance organizational collaboration efficiency by creating multi-cloud closed-loop processes, multi-cloud scenario-based processes, and standardization of multi-cloud standards Multi-Cloud Construction

Providing High Quality Services with Innovation Excellence 30 Store Operations Warehousing and Logistics Digital Marketing Private Brand Domain Building - UNEX Omni-channel Product Management - PIM Omni-channel Order Management - OMS Omni-channel Membership Management - CRM Store Digitalization O2O Business Data Intelligence BI Douyin Livestream Assistant AI Data Algorithm Southeast Asia OMS/O2O Project Execution and Delivery System Security Guarantee Operation and Maintenance Services Hosting Cloud Computing Services Light Consultation Services Brand Customization Implementation Brand-exclusive Service Resources Software Operation and Maintenance Services Baozun Omni-channel Digital Operation Platform In 2022, Baozun officially launched a new technological business brand "BOCDOP", which fully incorporates Baozun's full range of technological capabilities, focusing on the differentiated business placement between different channels and the integration of online and offline omni-channels. It also focuses on the comprehensive integration of multiple business forms (in-store e-commerce, social media e-commerce, physical store operations, etc.) and the hierarchical authorization of multi-organizational operational forms (the Group organization, self-operated brands, TP operation, etc.), as well as the comprehensive integrated management of back-end merchandise operations, order fulfillment, inventory management, and so on for multiple channels. We are dedicated to empowering digital transformation for a broader global retail market. In order to enable brands to respond better to the complex new retail business scenarios and to open up the full chain of e-commerce operations, BOCDOP has launched three major tools to cover the integrated solutions for end-to-end digital business of solution; BOCDOP is currently in full operation and is working with top global industry brands to provide brand customers with omni-domain, omni-channel and omni-link technology services. 1 ) Comprehensive consumer-centric DTC solutions 2) Omni-channel operational solutions focusing on the rapid expansion of channel business and the improvement of operational efficiency; 3) Application of data intelligence focused around big data model algorithms and cutting-edge technology innovation. BOCDOP: Enabling Digital Transformation of Omni-Channel Retail Overview of BOCDOP Solutions Overview of BOCDOP Solutions Consumer Reach End-to-end Omni-channel User Journey End-to-end Omni-channel Operations Services End-to-end Omni-channel Data Intelligence Consumer Reach Intelligent Decision-making Brand Awareness Demand Generation Research and Comparison Consumer Purchase User Experience After-sales Service Prolonged attention Marketing Applets Membership applet Tmall applet Douyin applet Digitalized Store O2O Cloud Store (Online Store) Intelligent Sales Assistant & Guide Store Social Media Presence Domain-wide Membership Marketing Domain-wide Membership Integration Marketing Automation Precision Marketing Private Brand Domain Official brand mall Brand applet mall SCPM Omni-channel BI Comprehensive, multi-level business data collection and analysis capacity Highly flexible visual analytics platform Smart AI Retail Engine Intelligent product selection, intelligent scheduling wall Private domain product recommendation Omni-channel Product Management Product data asset management Price and campaign intensification Cross-organizational end-to-end collaboration Intelligent product management and handling Rapid omni-channel updates Omni-channel Order Management Omni-channel order consolidation Site-wide promotion system Rapid expansion on new platforms Intelligent routing support Multi-business model support Omni-channel Integration of Business and Finance Automated financial and accounting consolidation 2C Receipt Verification Verification slips Automated cross-entity splitting of accounts Omni-channel Inventory Management Internet-based real-time inventory consolidation Comprehensive inventory security protection & guarantee Flexible stocking strategy support Automated stock replenishment and automated dispatch Refinement of Goods Handling Single inventory for product stock across the entire site Full-domain order consolidation and smart fulfillment Integration of Business and Finance

31 Baozun Inc. 2022 Annual Sustainability Report Intellectual Property Protection Supporting the Development of the E-commerce Industry The Company strictly abides by the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China, the Copyright Law of the People's Republic of China and other applicable laws and regulations and formulates the Intellectual Property Manual to strengthen the management and protection of the Company’s intellectual property rights such as patents, copyright to software programs and other intellectual property rights from infringement, and to avoid infringement of other’s intellectual property rights, thereby protecting the Company's competitive advantage and brand reputation. We take preventive measures against infringement and carry out actions such as competitive product screening and similar patent application checking to reduce our own infringement risks. We have established management systems such as the Incentives for TIC Patent Applications to provide incentives and rewards for technical R&D personnel and encourage technological innovation. We provide our employees with Patent Application Handbook and conduct special lectures on patent knowledge, introduce the patent application process, patent types, and requirements in detail to our employees, convey knowledge of intellectual property rights to our employees, and encourage our employees to participate in patent applications actively. As the largest e-commerce service provider in China, Baozun is fully aware that e-commerce is by no means an isolated industry or system, but an industry-driven and extensive industrial chain that connects many relevant stakeholders such as consumers and brand partners. Through industry exhibitions and forums, we actively exchange and communicate with the relevant parties to promote the industry's common development. At the 15th Golden Investment Award International Creative Festival in 2022, Baozun shared its profound insights into the future of digital business, with a special forum on "Building Power Through the Cycle" that garnered great attention and praise from the audience. We are well aware of the various pain points of brands today. Based on our strengths and advantages, we focus on big data and AI technologies, in an attempt to help companies boost innovation, increase efficiency, make better business decisions, enhance user experience, and thus optimizing their entire business chain. In addition, Baozun made its debut at eCommerce Expo Asia, and officially established a new regional headquarters in Singapore to serve brands focusing on the development of the Southeast Asian market. This move also helps to drive the development of digital business innovation in the region, boosting the growth of the Southeast Asian e-commerce industry. As of December 31, 2022, Baozun has: • accumulated 73 patent applications and 241 computer software publications • 6 new patent applications and 26 computer software publications 2022 R&D Innovation Highlights Exclusive Forum Sharing eCommerce Expo Asia

Providing High Quality Services with Innovation Excellence 32 Baozun's Industry Influence in 2022 Awards received Awarding organizations The 6th Annual Golden Hong Kong Stocks Awards Ceremony "Best New Economy Company" Zhitong Finance and Tonghuashun Finance Shanghai MNC R&D Center Shanghai Municipal Commission of Commerce 2022 CiE Beauty Awards - Most Influential TP Beauty Innovation Exhibition Super Marketing Partner for Full Chain Effectiveness Ali Mama Tmall 6-Star Service Provider Tmall

33 Baozun Inc. 2022 Annual Sustainability Report Customer Service As an e-commerce operation solution provider, Baozun offers customer service operation services for our brand partners. Therefore, we not only focus on the satisfaction of our brand partners, but also integrate into the entire interaction process between consumers and brands through our comprehensive customer service capabilities, thus building a bridge between brands and consumers. We have built a standardized customer service management system, aimed at improving customer satisfaction, refined our customer service operation emergency handling system, continuously elevated our customer service standards through customer service team building and technology empowerment, and provided professional and quality services for consumers and brand partners. During the reporting period, the Company was awarded the "Best Online Customer Service Solution in China" and "Best Customer Contact Center Manager in China" at the 2022 (15th) Big Data Application and Contact Center Industry Summit and the 2022 (15th) "Golden Voice Award" China's Best Customer Contact Center and Excellent Customer Experience Award Ceremony hosted by 51Callcenter and guided by the Ministry of Industry and Information Technology, the Ministry of Human Resources and Social Security as well as other relevant departments. ◎ Our Service Users Establishment of a Comprehensive Customer Service System Providing consumers with a better shopping experience Building a bridge between brands and consumers Providing brands with one-stop solutions for e-commerce operations Consumers Standardized Management System Technological Enhancement Customer Service Team Development Baozun Inc. Brand Partners

Providing High Quality Services with Innovation Excellence 34 For consumers, we focus on the four management elements of leadership and planning, process, personnel, and performance, and have established a standard system structure for Baozun customer management. We have set up a customer service committee, which includes not only senior employees in the field of customer service, but also members with professional backgrounds in data analysis, SOP development, new project construction, quality control and site management, etc., so as to break the boundaries of industry experience and provide diagnosis and solutions for customer service problems in multiple industries. We formulated the Baozun Customer Service Operation Management System to standardize the customer service management process. At the same time, we have also established the Customer Service Violation Complaint and Handling Measures, set up response standards and handling procedures for customer service operation emergencies, and stipulated corresponding handling channels as well as measures for different levels of emergencies, so as to reduce the economic losses caused by improper handling or violations by customer service personnel. This will also enhance consumer satisfaction. For our brand partners, we pay great attention to their suggestions for improvement and have established the Customer Complaint Management Mechanism" to provide a convenient feedback channel for our brand partners. We conduct satisfaction surveys with our brand partners, make timely adjustments and improvements based on customer feedback, and continuously refine our services. We work with Nielsen, a leading audience research and data analytics company, to better understand the needs of our brand partners. Targeting core brand partners, we introduced the Net Promoter Score (NPS) quality management system to diagnose core customers' satisfaction factors and pain points through targeted interviews and multi-dimensional quantitative questionnaires. We then formulated effective improvement plans and established a closed-loop long-term relationship-based customer experience monitoring system to continuously track and improve our service performance. Creating a High Quality Customer Service Team Baozun is committed to building a high-level customer service team to provide consumers and brand partners with more professional customer service and operation services. We have designed a learning map for customer service staff to provide targeted training and capacity enhancement for new customer service staff, on-board customer service staff and newly promoted customer service managers so as to improve their service level continuously. The Customer Service Committee also regularly organizes thematic co-creation workshops to refine and sharpen customer service management experience. In 2022, the Company conducted a total of 1,391 training sessions for new employees, with a training coverage rate of 97.58% and a total of 40,001 hours of training in customer Service. ◎ Customer Service Staff Learning Map New Customer Service Staff On-board Customer Service Staff Customer Service Management Positions Training for New Customer Service Staff Through a combination of online courses, offline training and examinations, we help new customer service staff quickly understand the rules of major platforms and master the basic abilities of customer service Plan for On-board Customer Service Staff We provide courses on business, service, and generic skills to improve the overall ability of customer service through interaction, games and other diversified and exciting forms of training Analysis of Newly Promoted Customer Service Managers We provide targeted training for newly promoted customer service managers to help them quickly get into their managerial roles and gain a comprehensive understanding of training, performance and other institutional norms Customer Service Database We provide a comprehensive introduction to customer service positions with a fragmented knowledge inquiry function, which is a valuable knowledge base for customer service Tools Training To help customer service staff grasp Baozun's innovative and intelligent platform tools as quickly as possible Customer Service Management Sharing Session To help customer service team leaders understand the new rules and regulations of the platform, share their management experience and expertise, and improve their overall management skills

35 Baozun Inc. 2022 Annual Sustainability Report In 2022, we continued to explore innovative employee training measures to improve the efficiency of employee training. Considering the characteristics of Generation Z customer service personnel, such as those born in the 90s and post-95s, we explored scenario-based simulation training methods, replacing traditional PowerPoint slide lectures with engaging simulations of real-life business scenarios and immersive exercises. It has contributed to a 15% increase in employee training satisfaction and a 23% increase in the accuracy rate of post-training practices. At the same time, we have implemented an intelligent coaching module in the Company's S-ANY system, which combines chat and system operation to restore more than 90% of the operation of real-life business scenarios. We encourage our customer service personnel to upgrade their professional skills. In 2022, we launched our first partnership with the COPC (Customer Operations Performance Center) to provide our employees the COPC® Customer Experience Excellence in Practice Training. After 4.5 days of off-the-job training, all 13 enrolled employees scored 90% and above and were awarded COPC® Customer Experience Navigator qualification certificates certified by COPC, enhancing the professional competence of our customer service staff. We have also set up an internal customer service skill certification system within Baozun, which classifies the professional ability of customer service staff into eight categories: sales ability, telephone communication skills, input skill, business English, training skill, AI intelligent trainer, after-sales service competency and basic Office skills. For each certification category, we have established three levels of ranking: "Rookie" "Master" and "Experts". Through the assessment, employees can gain an understanding of their own professional competency level and be motivated to improve their customer service skills continuously. During the reporting period, the Company carried out 3 certifications, with a total of 1,188 valid certificates, comprising 513 "Rookies", 76 "Masters" and 20 "Experts".

Providing High Quality Services with Innovation Excellence 36 Technology Enables the Improvement of Customer Service Competence Leveraging on years of experience accumulated in customer service, Baozun continues to provide more new contents to customer service staff with the support of technology and innovation to deliver a better shopping experience to consumers. In 2022, the Company updated and streamlined its self-developed integrated management platform S-ANY, with 10 updated functions to improve customer service efficiency and quality. We rely on the intelligent quality inspection function of the S-ANY platform to enable AI comprehensive quality inspection, multi-dimensional automatic analysis of abnormal sessions and service visualization inspection to improve the efficiency of customer service quality inspection. S-ANY is the Company's self-developed intelligent customer service management system, which consists of Workforce Management (WFM), Work order Management (WOM), Real-time Quality Control (RQC), Training and Performance Simulation (TPS), and Ability Improve Management (AIM). The system allows us to monitor customer service in real-time from the Group's customer service central control room, achieve refined management of customer service resources, real-time monitor customer service quality and other functions. This helps to effectively improve management efficiency, reduce the chances of complaints and improve service quality. Among them, Real-time Quality Control (RQC) is a comprehensive quality control mechanism for service conversations, which can provide real-time feedback to supervisors on service-related conversations that require attention matching with preset scenarios, facilitating real-time analysis and coaching, thus ensuring customer service quality and reducing the risk of complaints concerning public opinion. From March 14 to April 30, 2022, the system monitored 3 million chat records, with a correct detection rate of 98% for high-risk scenarios. We follow up on the detected customer claims with the expectation of ensuring maximum service quality and increase customer satisfaction. S-ANY: Realization of intelligent, visual and real-time customer service management

37 Baozun Inc. 2022 Annual Sustainability Report During the "Double 11" sales period, the Company monitored customer service reception sessions with the help of the S-ANY system, covering a total of 198 Tmall stores, 36 JD.com stores and 19 official websites. More than 7,122,000 sessions were monitored, which enabled the Company to grasp consumer opinion and customer service attitudes in real time so as to reduce the number of complaints. During the reporting period, the annual average satisfaction rate of the Company's approximately 200 Tmall stores was 85%. Furthermore, the Company supports brand partners in providing diversified customer services for consumers. In 2022, Baozun cooperated with Tmall Cloud Luxury City to launch NFT/AR/VR customer service, which enhanced the luxury shopping experience for consumers while strengthening brand impression and supporting the sales growth of Baozun's brand partners through digital collectibles, VR exhibitions and enhanced interaction between consumers and brands. In addition, the Company focuses on the more in-depth luxury shopping experience of consumers and provides support for brand partners to provide one-to-one customer service for consumers, thus enhancing the shopping experience of consumers and the sales of the products of brand partners. Meanwhile, the repurchase rate of products has also significantly increased. At the 2022 Tiger Roar Gala and the 13th Tiger Roar Awards Ceremony, Baozun Inc. won a total of 17 awards in the e-commerce and effective marketing category, comprising 7 gold, 6 silver, 1 bronze and 3 excellence awards, making it the largest number of gold winners in the 2022 Tiger Roar Awards. At the 13th Golden Mouse Digital Marketing Awards, Baozun Inc. was awarded "Influential Digital Marketing Agency of the Year". Based on the brand's business strategy, Baozun uses big data as its core and selling creativity as its means to reduce costs and increase efficiency for the brand with technological products. Multiple Digital Marketing Industry Awards Won in 2022

Providing High Quality Services with Innovation Excellence 38 ◎ Responsible Marketing Management Strategy Responsible marketing means providing consumers with factual and accurate product and marketing information, an essential bottom line and foundation for customer service. Baozun serves as a bridge between brand partners and consumers by providing customer service for our brand partners. Therefore, it is both a compliance requirement for Baozun. to provide services for brands and a responsibility to provide consumers with accurate and true product information. Strictly abiding by the Law of the People's Republic of China on the Protection of Consumer Rights and Interests, Baozun takes active measures through the establishment of a manual and an AI dual-responsibility customer service model to ensure that the product information provided to consumers is true and accurate and that there is no misleading, exaggerated or deceitful behaviors in the marketing process. Integrating responsible marketing into our regular customer service training system, with a commitment to ensuring the accuracy of product information provided to consumers Customer Service Training Rigorous review of product and marketing information through AI to ensure timely and detailed information updates AI Enhancement Responsible Marketing

39 Baozun Inc. 2022 Annual Sustainability Report We conduct marketing compliance training for all of our customer service personnel, to enhance the customer service personnel's awareness of responsible marketing. We have also formulated the Procedures of AI Configuration for AI customer service, on which we set up verification steps for fine configuration processes and plans in the standardization process. We strictly review product information and promotion information, so as to ensure the authenticity and accuracy of the information externally provided. ◎ Process of Responsible Marketing Training for Customer Service Personnel Responsible marketing is integrated into the regular customer service training system, with a total of 3 online and offline training courses for marketing compliance Each store carries out product information accuracy training for its own customer service staff to ensure that the product information delivered to consumers is consistent with the standard product introduction provided by brand partners Training on responsible marketing awareness Training on product information accuracy

Providing High Quality Services with Innovation Excellence 40 Data Security and Privacy Protection As a company that focuses on e-commerce and technological R&D solutions, Baozun pays great attention to data security and customer privacy protection and continuously promotes the establishment of information security. Based on ISO27001, we have built a perfect information security management system and established a robust organizational structure and design. We complete external audit and management system certification once every year, and through information security culture development, we raise awareness of information security risk prevention among all staff. Baozun strictly adheres to the Internet Security Law of the People's Republic of China,Personal Information Protection Law of the People's Republic of China, Data Security Law of the People's Republic of China, Basic Requirements for Protection of Information Security Technology Information System Security Level, Information Security Technology - Personal Information Security Specification, Data Exit Security Assessment Measures and General Data Protection Regulation (GDPR) of the European Union as well as other laws, regulations and standards related to information security and privacy protection. During the reporting period, the Company has not been punished by relevant authorities for violating rules and regulations pertaining to information security and privacy protection. We have established an information security management system that is applicable to Baozun Inc. and all its subsidiaries and variable interest entities, and regularly review and revise the system every year to conform to the latest requirements of relevant laws and regulations. Our information security management involves 51 system documents such as Baozun Data Security Management Specification, Baozun User Privacy Security Management Regulations and Baozun Personal Information De-Identification Standards, covering the establishment of information security areas such as data security and network security. In addition, we manage several key elements such as access, storage, transmission, encryption, backup and recovery of data information. In 2022, we added 6 new system documents and revised 5 existing system and procedure documents, which mainly cover the privacy protection of users and employees. Regarding information security management structure, we have established the Information Security Management Committee as the highest decision-making body for information security management, which is fully in charge of our information security and privacy protection work. The Committee reports directly to the Board of Directors on information security-related matters. ◎ Baozun Information Security Management Framework Highest Decision-making Body for Information Security Consists of the CEO and all relevant department heads Decision-making and Supervision of Major Information Security Matters Appointed by the Information Security Management Committee Day-to-day Information Security Management, Construction, Supervision and Assessment Information Security Department Promote intra-departmental security policy and control measures Heads of relevant departments Executive Level Management Level Information Security Management Committee (Data Security Committee) Information Security Management Representative Heads of Relevant Departments Data Security Department Information Security Management System

41 Baozun Inc. 2022 Annual Sustainability Report ◎ Key Security Measures and Actions for Information Security Data Security Management and Emergency Response In this digital era, Baozun firmly upholds its commitment to data protection, continuously improves our data security management capabilities, safeguards our partners' and consumers' privacy and security, and contributes to constructing a safe and healthy cyber ecosystem. We carry out data management through diversified means and technical upgrades and establish emergency response mechanisms to prevent data leakage from protecting the company's and our partners' data security. Data Identification and Classification Data is classified into top secret, confidential, secret and open for internal access; all top secret, confidential and private information are under control Setting the Scope of Data Disclosure Top secret data is only open to individual important personnel, and internal access must be approved by the CEO. Confidential data is only open to the internal staff of the relevant departments, and other personnel does not have the right to review it. Secret data is only open to the relevant departments; other departments do not have the right to access it Data Access Control We adopt the principle of least permission to enable permissions for employees, and the authorization and adjustment of employee permissions are subject to approval before operation. Disable the account after the employee is transferred or leaves the Company. We review account permissions once every six months to ensure a reasonable range of access rights, and set up two-factor authentication for account login to strengthen data access security Data Encryption For the important data and sensitive personal data of business platforms, we adopt effective measures of encryption, such as password security and key security, to realize the confidentiality of important data information transmission and storage Third-party Data Usage Control Third parties are bound by contract to their responsibilities and obligations in the use of data, to obtain in advance the authorization of the party to which the information belongs, and to keep a complete record of data sharing. We will not rent, sell or provide any data information to third parties except for the completion of necessary services Regarding information culture security and compliance development, we strive to raise awareness of information security among all employees and provide cyber security, information security, and personal privacy-related compliance training and advocacy for our employees. Baozun holds cyber security and privacy training twice a year, coordinated and followed up by the Information Security Management Committee, with 100% employee training coverage. In addition, our suppliers and contractors have also signed information confidentiality agreements with us to ensure that private information is not disclosed to third parties.

Providing High Quality Services with Innovation Excellence 42 Preventing data leakage is one of the key tasks in information security management. We have established and improved the data security emergency response system, set up an emergency response execution team (including the front-end business team, back-end IT team, and information security team members), formulated the Data Leakage Emergency Response Plan, and conducted at least one data leakage drill every year for various business scenarios where the data is prone to leakage, to strengthen the staff's information security awareness and ensure the smooth operation of the emergency response mechanism. To address the risk of network vulnerability, we have formulated a series of systems such as Baozun Internet Management Regulations and Baozun Loophole Repair Management Regulations, which stipulate network structure security, segmentation of network area, network behavior management, equipment security configuration and other security construction requirements to reduce cyber risks. At the same time, we have created a seamless vulnerability handling operation process, adopting a division of labor and cooperation among "product managers/project managers", information security teams, as well as developers/operations and maintenance staff, so as to effectively prevent and handle external cyber-attacks while cooperating in vulnerability monitoring and recovery work. In addition, we carry out internal and external infiltration tests every year according to the project requirements, and send the reports to the project related parties (development and operation and maintenance teams) for vulnerability evaluation before scheduling maintenance sessions. We also conduct comprehensive loophole mining and targeted reinforcement to eliminate data leakage hazards. Computer Access Control With the recall of all employees' computer administrator rights and USB rights, employees are not allowed to install and download software on company computers and transfer data via mobile hard disk Computer Protection Software Upgrad All employees' computers are updated and installed with Kaspersky antivirus software with more substantial protection, and the virus database is updated as often as 6 hours/time. For essential customer data, DLP data leakage prevention software is added.

43 Baozun Inc. 2022 Annual Sustainability Report ◎ Our User Privacy and Security Principles Express Consent Minimum Necessity Open and Transparent Safety Assurance Subject Participation • Explain to users the purpose, manner, scope and other regulations for the processing of personal information, and seek their express consent before collecting the information. The consent for the processing of personal information shall be a specific, clear and unambiguous expression of will given by the individual with full knowledge. • Only the minimum amount and type of personal information necessary to satisfy the original purpose shall be processed, and personal information shall be promptly deleted after the purpose is achieved. • Disclose the scope, purpose, and rules for handling personal information in a clear, understandable, and reasonable manner, with external supervision. • To have security competencies that match the security risks faced, and to take adequate management measures and technical means to safeguard the confidentiality, integrity, and usability of personal information. • Provide subjects who provide personal information with the ability to inquire, correct, and remove their personal information, as well as the means to withdraw authorized consent, cancel accounts, file complaints, etc. Employee and User Privacy Protection Baozun builds its management structure according to ISO 27701 privacy information management system, respects the rights and interests of personal data, and carries out the whole life cycle protection of personal information in all aspects such as collection, transmission and storage, use, sharing and deletion based on the principles of express consent, minimum necessity, openness and transparency, ensuring security and subject participation. We are mindful of the changes in privacy protection-related policies and continuously improve our own management in accordance with the requirements stipulated by regulations and policies. In 2022, we incorporated privacy protection components into more top-level information security system documents, including the Baozun Information Security and Privacy Policy, the Baozun Information Security and Privacy Management Manual, and the Information Security and Privacy Organization Management Regulations. We also added the Code of Management of Personal Information Disclosed to the Public, etc. to protect the privacy and security of information provided by employees to the outside world. The Company has formulated the Baozun Group Account Management System to strengthen account management further. Based on the account operations authority, the Company classifies the risk level of all store accounts operated by Baozun, assigns corresponding authorities based on job responsibilities, prohibits private sharing and operations, and carries out regular account inspections to reduce the risks caused by account management problems. In addition, we conduct user privacy protection training twice a year for all employees on the eve of the "618" and "Double 11" sales promotion events, including our user privacy security principles, User privacy data operation specifications, and violation reporting channels. The training is followed up by the Company's Information Security Management Committee,which aims to enhance employees’ awareness and ability to protect user privacy.

Providing High Quality Services with Innovation Excellence 44 Data and Privacy Protection Certification We review our data security measures in accordance with advanced domestic and international standards and continue to promote data security management certification to improve the information security management level of the Company. In 2022, we passed the ISO 27701 privacy information management system certification for the first time, marking that the level of corporate privacy information management has reached international standards; expanded the coverage of the cyber security level protection assessment (Level 3), and added six subsystems such as CRM graded protection assessment. By the end of the reporting period, a total of 13 subsystems of the four major systems had passed the certification audit of the national evaluation agency. As of December 31, 2022, Baozun has: • Conducted a total of 65 internal and external infiltration tests for information security • Carried out 1 security emergency drill • Conducted a total of 2 training and advocacy sessions related to cyber security, information security and personal privacy, with more than 10,680 attendances by full-time employees; conducted training sessions for new employees on information security and privacy protection awareness for 762 new employees 2022 Data and Privacy Protection Highlights ◎ Baozun Data and Privacy Protection Certification Status in 2022 Information Security Certification Certification Scope ISO 27001 Information Security Management System The internal core management systems such as order management, warehouse management, customer marketing management, consumer information and business management, employee data storage, and access to the middle platform related to the development, operation and maintenance, and operation management of the online e-commerce platform have all passed dual certification ISO 27701 Privacy Data Management System Cyber Security Level Protection Assessment (Level 3) Baozun e-commerce transaction system, Baozun full-chain business system, Baozun operation service system etc.

45 Baozun Inc. 2022 Annual Sustainability Report Building a Better Future with Shared Value Creation Baozun attaches importance to the shared creation of corporate value and social value. We value every fellow employee, work together with partners in our sustainable supply chain, actively practice social welfare, cultivate talents in the industry, and work together with various stakeholders to create and build a better future. 45 Baozun Inc. 2022 Annual Sustainability Report

Building a Better Future with Shared Value Creation Building a Better Future with Shared Value Creation 46

47 Baozun Inc. 2022 Annual Sustainability Report Employee Responsibility Employee Rights and Benefits With strict compliance with laws and regulations such as the Labor Law of the People's Republic of China and the Labor Contract Law of the People's Republic of China, Baozun protects the legal rights and interests of employees, formulates internal systems such as the Employee Handbook, actively implements various employee welfare policies, and provides employees with work support, healthcare incentives, learning and improvement opportunities, and other corporate welfare based on protecting their legal rights such as obtaining labor compensation and enjoying the legally required five insurances and one fund. Adhering to the principle of fairness, justice and openness during recruitment and employment and promising to provide equal opportunities in terms of recruitment, employment, promotion, transfer, salary, etc., the Company does not discriminate or treat employees differently due to age, gender, country/region of origin, religious belief, marital status, etc., and prohibits the employment of child labor or forced labor. Employees are our valuable assets, the cornerstone of a happy workplace, and the main force for the sustainable development of Baozun. We protect our employees' legal rights and interests while offering diverse benefits to make them feel happy at Baozun. We care for every employee, emphasizing occupational health and safety in our operations and providing a diversified and inclusive working environment for our employees. We have established the Baozun Campus training system to create a vast career platform for our employees. It provides fair promotion channels and a broader platform for their growth and development. ◎ Overview of Employee Employment and Basic Rights System • Recruitment We agree to carry out employment in accordance with the laws and regulations of each operating region and the relevant terms in the employment contracts with employees. • Dismissal We have established a standardized dismissal management and termination process to fully protect the legal rights and interests of employees in the process of termination of employment. • Remuneration The Company has implemented the management of fixed salaries for certain positions. • Promotion We provide open and transparent promotion channels and encourage employees to have the ability to analyze and identify their own career orientation in order to choose the right career path for themselves. • Talent Inventory We conduct annual performance evaluations and communication with managers through an internal talent identification process. • Training System Baozun Campus has been set up to provide strong support for staff development. • Work Hours According to the type of work, the standard working hours, comprehensive working hours, and irregular working hours systems are implemented. • Leave Employees are entitled to national holidays, and paid leave including marriage leave, maternity leave, sick leave, paternity leave, additional welfare annual leave and long-service leave in accordance with the law. Recruitment Management Promotion Development Work Hours & Leave

Building a Better Future with Shared Value Creation 48 To better protect the rights and interests of employees in terms of labor remuneration, work hours, holidays and leave, social insurance, and so on, the Company has entered into a number of collective contracts with the labor union, including the Collective Contract, the Special Collective Contract on Wages, and the Special Collective Contract on the Special Interests of Female Employees, and submitted them to the Shanghai Human Resources and Social Security Bureau for the record. As of the end of the reporting period, the total number of employees of the Company reached 7,588. During the reporting period, there was no violation of laws and regulations related to hiring and dismissal of employees, work hours and holidays, promotion and equal opportunities, anti-discrimination and workplace diversity, child labor, forced labor, and other labor guidelines, nor was there any litigation case arising from the above matters. In terms of employee welfare, we have been actively implementing various policies for employees, providing various incentives in the form of free shuttle bus services to guarantee employees' legal rights, such as obtaining labor remuneration while enjoying the five insurance and one fund stipulated by law. The healthcare incentive plan forms an important part of Baozun's welfare policy, and we hope to provide an extra degree of protection for our employees through commercial insurance. The Company purchases employer's liability insurance for employees (including regular and part-time employees), commercial insurance for regular employees, and intern liability insurance for interns. In addition, we also grant employees annual leave in addition to statutory holidays, with 12 days of fully paid sick leave per year (1 day per month), and an additional 1 to 5 days of seniority leave for employees with more than 3 years of service, depending on their length of employment. Furthermore, we also provide 3 days of blood donation leave to encourage our employees to participate in charity blood donation activities as part of our public welfare efforts. ◎ Employee Benefits Overview access to fitness gym lactation rooms annual leave free health check-ups Baozun Campus seniority leave commercial insurance friday cultural afternoon tea sessions blood donation leave birthday greetings free shuttle bus service maternity leave Happy Life at Baozun transportation allowance vacation gift packages internal purchase by employees family day

49 Baozun Inc. 2022 Annual Sustainability Report

In 2022, the Company arranged activities such as Friday cultural afternoon tea sessions, *The Baozun* tabloid, and other programs centered around employee care to convey Baozun's corporate culture and support employees to achieve work-life balance.

Employee Activities Development in 2022

Friday Cultural Afternoon Tea Sessions	• Internal sharing activities in the form of real-life library with various themes • 6 sessions were held, with a total of 1,100+ participants and an average satisfaction score of 4.81 out of 5
The Baozun Tabloid	• Dissemination of important company news, departmental activities, employee achievements, and company strategy • 5 issues published with an average readership of 1,000+
Employee Care Program	• We conducted monthly employee care activities with different themes, e.g. Family Day
Public Welfare Advocacy	• We carried out charity sales, public welfare donation drives and other activities to advocate employees to practice public welfare

2022 Annual Baozun Family Day Event

Each year, we organize activities for Baozun Family Day. By inviting employees and their families to visit our company and participate in on-site activities together, we help employees' family members understand the working environment and job duties of Baozun's employees, giving them an immersive experience of Baozun's corporate culture.

On October 29, 2022, Baozun Family Day saw a turnout of nearly 1,000 employees and their family members who gathered at Baozun Gathering Cove Park. For the first time, we combined Baozun Family Day with Baozun Double Eleven to kick off the grand event with our employees and their families. This year's Family Day activities included Baozun Museum visit, a charity bazaar, an "Amazing" market activity, Baozun Seminars, Brand Sale, game activities, an EAP game experience, etc.


BAO ZUN
A Photo Taken at the 2022 Baozun Family Day Event

During the charity bazaar, we cooperated with Shanghai Charity Foundation's "Spread the Love - Regenerative Computer Classroom", and the proceeds from the Family Day charity bazaar were used to help build computer classrooms in rural schools in remote areas so that the teachers and students in rural areas can enjoy high-quality information and education as well as a modern office.

Building a Better Future with Shared Value Creation 50 ◎ Our Main Communication Channels Employee Communication Focusing on employee communication, we have developed an open and transparent communication system to listen to the voices of our employees and address their concerns. The system also helps us to create an open, transparent, and reliable work atmosphere. We set up a labor union and organized a representative staff meeting where suggestions, opinions, and ideas are received and communicated through various channels promptly. At the same time, we also conduct semi-annual executive communication meetings with the participation of staff in senior managerial positions and above to summarize and organize the feedback from employees over the past six months. This enables us to continuously improve our corporate governance and communication capacity so that our employees can achieve greater satisfaction and happiness. In 2022, the Company launched the "Happy Life at Baozun" OA system applet, which integrates employee administrative services such as activity notification, satisfaction level feedback, announcements, the collection of goods, etc. Employees can provide feedback and communicate more conveniently through the "Happy Life at Baozun" applet. At the same time, the Company can understand employees' administrative needs and suggestions promptly to provide more convenient administrative support for employees. Employee Diversity We understand that employee diversity is an important element for continuous development and growth. We are dedicated to building a diverse and inclusive working environment, which respects every employee, protects the rights and interests of minorities and women, and offers a diverse working environment. Labor Union and Staff Council Employee Satisfaction Survey Senior Management Communication Meeting HRBP Communication Team "Happy Life at Baozun" applet Care for employees with disabilities • Provide decent employment opportunities. • Improve barrier-free facilities and build a barrier-free working environment. Care for female employees • Protect the rights and interests of female employees in accordance with laws. • Insist on zero-tolerance towards any form of harassment in the workplace. • Set up nursing rooms and provide care for female employees who are pregnant and/or returning to work from maternity leave Create a diverse working environment

51 Baozun Inc. 2022 Annual Sustainability Report We regard female employees as an indispensable force in the workplace and therefore protect their rights and interests. We provide marital and maternity leaves strictly following national and local applicable laws and regulations. We furthermore have a zero-tolerance policy for any form of harassment in the workplace and forbid the dissemination of disparaging or discriminatory information. The rights of female employees are clearly defined in the Special Collective Contract for Female Employees signed with the labor union, which includes the occasional female employee communication activities and exclusive holidays for female employees in order to protect the rights and interests of female employee thoroughly. In addition, we have set up six star-rated nursing rooms in the office to provide a cozy, safe and private environment for pregnant women and mothers in the workplace to support work-life balance for female employees. At Baozun, we provide employment opportunities for people with disabilities and encourage them to give full play to their creativity in their positions in accordance with the policy of "appropriate attention and equal treatment", while providing them with a barrier-free environment by setting up barrier-free restrooms, assistive facilities and passageways in the office area to facilitate accessibility for employees with disabilities in their work and mobility. At present, we have 14 employees who identify as persons with disabilities. In August 2022, we invited two female vice presidents of Baozun to share their views on female leadership and multiculturalism in two sessions on the topic of women and the workplace. Under the themes of "Women's Leadership Sharing - Us and Them in the Workplace" and "The Power of Multiculturalism - A Diverse Dialogue Across the Border", the two vice presidents discussed the growth of women and corporate multiculturalism among Baozun's employees through their own work and life experiences, providing support for the growth and development of female employees at Baozun. Focusing on "Her Power" and promoting cultural diversity Event Poster Gender Ratio of Employees Female Male 40.42% 59.58%

Building a Better Future with Shared Value Creation 52 Occupational Health and Safety Baozun integrates health and safety into all aspects of its operations and aims to provide a safe and healthy working environment for every employee. Our employee base includes employees in functional departments as well as employees in warehouse and logistics operations. Adequate safeguarding measures are implemented according to different types of employees and scenarios. We integrate occupational health and safety into the Company's system construction and management system policy while promoting the participation of all employees in the daily supervision efforts, such as checking for hidden hazards in their positions, to enhance the safety awareness of all employees continuously. At the same time, we are concerned about the psychological health of employees and continue to carry out EAP programs. To ensure the safety of our staff and equipment, prevent various accidents and achieve the goal of "zero work-related injuries" and "zero disasters", We have established a safety management committee consisting of senior cross-departmental staff. We have also set up safety teams in each park to specifically manage the regular safety of the zone alongside maintenance and identification of occupational safety risks. The Company conducts safety risk assessments for all its industrial zones every six months. During the reporting period, the number of work-related fatalities was 0, the number of occupational illnesses was 0 and the number of fire accidents was 0. ◎ 2022 Annual Baozun Safety Action Highlights Safety Training Safety Risk Assessment • The Company conducted security training for new recruits and operational safety training for on-board employees. • Two fire drills were organized every year. • Monthly safety activities were carried out in October every year to improve the safety awareness and safety skills of all employees. • All logistics zones were divided into three categories according to area size, with each zone setting up a safety team, under the guidance of the Loss Prevention and Supervision Department. • Baozun warehousing security employees worked together with third-party safety personnel and business department employees to carry out safety protection work as well as generate weekly and quarterly reports. • Monthly evaluation of each zone by the Loss Prevention and Supervision Department according to the Advanced Zone Evaluation Form for Security. • Established a safety production management committee comprising the Vice President, the head of the Human Resources Department and heads of business units. • Monthly multi-departmental inspections of logistics zones organized by business departments and monthly safety meetings. • Safety risk assessment was conducted for all zones once every six months. Safety Inspection and Evaluation

53 Baozun Inc. 2022 Annual Sustainability Report In terms of employee mental health, Baozun has continuously realized the diagnosis, advice and consultation of employee psychology by professionals via on-site access and online consultation since the launch of the Employee Care Program (EAP). In 2022, there were 520 accesses to the EAP hotline, totaling 122 hours, with the main consultation topics being emotional and family issues, personal growth, interpersonal interaction, etc. The EAP activities segment was also added to Baozun Family Day in 2022. In addition, the Company publishes thematic mental health comics twice a month to help employees channel their emotions and relieve stress in the form of light-hearted and lively comics. Baozun Employee Assistance Program (EAP), let the soul take a deep breath Employee Training and Development Besides recognizing employees' working capacity and performance, we also enhance their responsibility and expectations by promotion. In accordance with the talent development principle of "attaching equal importance to virtue and ability and promoting grade by grade", we provide employees with career development space and opportunities in addition to satisfying the Company's development needs by formulating Promotion Management Measures and Performance Management Measures. By focusing on talent echelon construction, we actively carry out talent identification and training programs and provide transparent performance assessment systems and clearly defined promotion path for employees. In 2022, the Company formulated promotion assessment tools such as General Competency Definition Table, Management Competency Model and Position Competency Model, and also clarified the "Baozun Ranking System", as well as the corresponding General Competency for Classification and Competency Model for Management Post. These provide clear guidelines for future employee promotion and Baozun's internal career development path, supporting a comprehensive program curriculum system for Baozun's talent development. The "Baozun Ranking System" is the basis for the Company's talent planning and selection, performance evaluation and compensation package, also known as a navigation system for talents, which will effectively build a talent ladder for the Company in various business fields. The Baozun Ranking System is divided into four levels from low to high: executive level, planning level, strategic level, and tactical level. These correspond to the subdivision level from R1 (assistant) to R10 (senior vice president), and the management sequence from M1 to M7 from R4 (supervisor/senior director). Screenshots of Mental Health Comics About the "Baozun Ranking System" Tactical Level Strategic Level Planning Level Executive Level

Building a Better Future with Shared Value Creation 54 In addition, we shortened the promotion cycle in 2022, so that the eligible promotion period will occur once every six months for specialists and below, and once a year for supervisors and above. We have increased the frequency of appraisals, with monthly appraisals for specialists and below, quarterly appraisals for supervisors and managers, and semi-annual appraisals for senior managers and above. For outstanding new employees who have joined Baozun. through the "Baozun New Youth Project Z", we offer the possibility of jumping through the ranks for promotion. In terms of performance evaluation and employee motivation, we adjusted the organizational structure in 2022 and adopted the model of "Business Unit (BBC) + Professional Team (BBS)" under the framework of the former Business Group (BG) to achieve the effect of "intensive manpower + professional management + flexible operation". In order to adapt to the new organizational structure, we optimized the bonus incentive system. We restructured it to the mode of "organizational performance determining the bonus package + individual performance determining the distribution", taking the operating units and professional teams as the incentive subjects for self-sufficiency as well as the concept of more rewards for more work. This facilitates further matching of bonuses and performance to achieve performance incentives in a complex and dynamic business environment. Talent retention and development is the cornerstone of the Company's long-term development. Baozun attaches great importance to the continuous growth of talents and constantly explores suitable paths for employees' long-term career development, helping them grow through planned and systematic training and development and clearly understanding their own career development plans. This also provides them with a limitless platform to achieve their ideals and create career value. According to the needs of the Company's development, business development and talent development, we have built a perfect talent development system, and established the training system of Baozun Campus as an enterprise university and talent training base under Baozun Group. Through the training and development of various employees and managers, Baozun Campus supports the Company's strategy implementation, business development and organizational capacity building, to meet the needs of cultivating talents, improving job technical capabilities and promoting organizational innovation and change.In 2022, Baozun Campus also provides mobile clients to enable employees to study anytime and anywhere. In 2022, the number of training hours per employee increased to 20.13 hours from 6.55 hours in 2021, driven by the full implementation of the Baozun Campus training system. Aims to integrate Eastern and Western management wisdom and enterprise best practice experience, and provide professional and first-class learning solutions for different employees and trainees at different stages. Baozun Campus Vision Mission Module Setting To become a "military school" for future digital business talents and a leading enterprise think tank in the field of digital business. To build a well-known global brand enterprise university in the field of digital business, cultivate business talents and business leaders in the digital intelligence era for companies and industries, and build Baozun into an excellent learning organization. Baozun Campus has rolled out professional competency modules of key departments such as New Young Talent Academy and Brand E-Commerce School, Leadership Academy and General Training Modules. 26

55 Baozun Inc. 2022 Annual Sustainability Report


Baozun Campus
New Young Talents Academy (R1-R3)
Project Z Trainee Program
Project Z Internship Program
Create a young workforce, and independently train the talents needed for the development of the Company
Brand E-Commerce Academy
Brand Customer Service Academy
E-Commerce Supply Chain Academy
E-Commerce Technology Academy
Create professional competence in key departments, and enhance job competency
Leadership Training Academy
College I (R4)
College II (R5)
College III (R6)
College IV (R7)
Improve the comprehensive quality and skills of professional managers, and reserve a pool of middle and senior level talents
General training
New employee induction training
General occupational skills
General management skills
Provide a comprehensive learning platform for employees, and create a learning organization culture

Baozun New Youth Project Z : Creating a stage without limits in the workplace

In 2022, Baozun upgraded its campus recruitment plan to "Baozun New Youth Project Z", providing a series of development support for the "new youths". The development courses include induction training, a 52-week induction training program, mentorship system, rotational job opportunities, as well as performance management and assessment. "The Baozun New Youth Project Z" serves as a strategic talent incubation engine, leading Baozun's talent development plan to achieve innovative breakthrought. Through customized talent development channels and cultivation mode, Baozun will create a "military school" for education on digital e-commerce and become a strategic winning project for the entire Baozun Group to produce high-quality reserve talents and break through the bottleneck of talent recruitment.

2022 Talent Training Highlights

As of December 31, 2022, Baozun conducted

- **152,751 hours** of training hours in total for employees, both online and offline;
- **20.13 hours** of training per employee.



Upholding the original intention and ideal of "Excellence in Quality, Success in People", Baozun has built our own talent assessment matrix system by combining objective data performance and talent capability with our talent strategy and culture focusing on individual development, team achivements as well as diversity and inclusion. Talent inventory is the key to linking "Strategy-Organization-Talent", we focus on the performance of employees and the potential and malleability of future development. We also focus on what employees have achieved and how they have done so in the past 2 to 3 years, as well as the scope of cross-border learning and experience in various types of work.

Building a Better Future with Shared Value Creation 56 Lagou 2022 Top Employer of the Year in the Internet Industry in China Z Times Favorite TOP Employer 51 Job 2023 Outstanding Employer Award for Excellence in Human Resource Management CIWEI2022 Young Manpower Annual Summit Most Promising Young Force Employer Brand Zhaopin.com 2021 Best Employer of the Year Top 50 Best Employers in Shanghai We use the talent inventory nine-box grid as an inventory tool to evaluate employees with performance and potential as axes, identify high potential and key talents, and develop a succession plan based on the grid to clarify the status of the talent pool. At the same time, we continuously aggregate and comb talent resources to build a talent pool of key positions at all levels in the Group and departments. In 2022, Baozun officially launched its employer value proposition "FUN, Ignite the Future" and participated in the Employer Branding Creative Competition for the first time, winning the Best EVP Project Award, the Best Employer Graphic Design Award and the Best Employer Branding Campaign Award among 1,603 entries from 534 well-known enterprises both in China and abroad. Employer Value Proposition Poster

57 Baozun Inc. 2022 Annual Sustainability Report Sustainable Supply Chain We acknowledge that corporate procurement activities often significantly impact the environment and society. Therefore, the Company is committed to ensuring that procurement activities' environmental and social impacts are minimized through sustainable supply chain management. Through the sustainable management and assessment of our supply chain, we work together with our partners to strengthen various sustainability efforts, including employee rights, business ethics, and environmental protection. We are committed to ensuring our own long-term stability and sustainable development while promoting supply chain sustainability. Our main suppliers can be divided into six categories, i.e., Engineering Administration, Professional Services, IT & Data Center, Digital Marketing, Flexible Employment and Warehouse & Logistics. We formulated Baozun Procurement Policy 3.0 to define our principles of responsible procurement and establish a comprehensive life-cycle management system and streamline the process of supplier qualification, procurement strategy, bidding, warehousing and supplier assessment. We introduced the concept of Total Cost Ownership in our procurement strategy, taking into account not only price, service and quality, but also the sustainability of suppliers. By grading suppliers, we can better guide ourselves and our brand partners in the procurement decision process to choose suppliers that offer better overall cost-effectiveness and sustainability. • Strictly comply with the requirements of relevant national laws and regulations • Adhering to business ethics, integrity, openness and transparency • Committed to optimizing total cost Our Sustainable Procurement Principles • Information sharing and intercommunication within the industry • Adherence to green procurement principles

Building a Better Future with Shared Value Creation 58

Full Lifecycle Supplier Management System

<table>
<tr><th>Supplier Management Process</th><th>Our Actions</th></tr>
<tr><td>Supplier Qualification Review</td><td>

- New suppliers must complete the *Supplier Information Form*, and the procurement and demand departments shall form a new supplier investigation team to carry out an on-site field evaluation when necessary on quality, price, technology, service, etc.
- The Company has established strict anti-corruption and anti-bribery standards, and required all suppliers to sign the *Anti-corruption and Compliance Statement* and the *Friends and Family Relationship Statement*. Any unfair competition and violation of business ethics are strictly prohibited.
- The Company has established a supplier blacklist system, and suppliers involved in any integrity violation will be blacklisted.

</td></tr>
<tr><td>Procurement Strategy</td><td>

- The Company has established a strategic category procurement plan. By considering supplier sustainability, we encourage brand partners and other stakeholders to choose suppliers with a better total cost of ownership and better sustainability in the procurement decision-making process.

Quality: Professionalism and quality assurance
Prine: Price competitiveness
Service: Timely delivery; After-sale service
Sustainability: Environmental Performance and Green Attributes; Occupational Health and Safety

- In 2022, the Company will switch its holiday gift boxes from disposable boxes to sustainable canvas bags to foster recycling among employees.
- Priority is given to purchasing eco-friendly raw materials, such as FSC-certified boxes and cartons made from recycled paper.

</td></tr>
<tr><td>Procurement Execution</td><td>

- Adopt a localized procurement policy with a local procurement ratio of over 90% to minimize transportation costs while reducing the environmental impact of the transportation process.
- In the construction of constructing the Company's Wujiang South Base in 2022, we prioritized outstanding local brands to promote local employment and economic development.

</td></tr>
</table>

59 Baozun Inc. 2022 Annual Sustainability Report • According to the procurement amount, we conduct supplier evaluations twice a year for category A suppliers and once a year for category B suppliers. In order to ensure that the quality of products provided by suppliers meets the Company's standards, we conduct targeted assessment according to supplier categories and formulated the Supplier Evaluation Form and Supplier/Contractor EHS Audit System to evaluate a multitude of aspects such as quality, price, service, occupational health and safety. • Suppliers who fail to pass the assessment will be ordered to rectify the situation and will not be employed during the rectification period. • During our regular review of 41 A-tier suppliers in 2022, we found that some suppliers still needed to install solar photovoltaic and rainwater recycling equipment. We requested these suppliers install such facilities as soon as possible to reduce their carbon emissions and improve water use efficiency. • We promote supplier diversity and are committed to building a fair and equitable competitive environment with diverse suppliers and shared social responsibility. During the first Baozun Supplier Conference 2022, a female business leader among the suppliers' partners was invited as a representative to share her views on female leadership in a diverse environment. As of the end of the reporting period, there were three companies founded entirely by women in Baozun's core supplier system, with the proportion of women participating in business and corporate management and becoming middle and senior executives in the Company exceeding 50%. • Conduct regular training for suppliers. For the interim customer service suppliers during the promotional period, we conduct supplier training twice a year, share real cases of operational accidents, and conduct self-examination and early warning of related hidden dangers based on the precipitation summary of the cases. • Sharing knowledge on sustainability with suppliers. During the first Baozun Supplier Conference in 2022, supplier representatives were invited to discuss the theme of "Supply Chain Resilience and Sustainability" and they shared constructive suggestions and insights on sustainability in their respective fields. In 2022, the Company further standardized supplier management, drafted and issued the Shanghai Baozun Inc. Supplier Code of Conduct, to advocate and urge partners to work together in various areas such as human rights, environmental protection, privacy and confidentiality, anti-corruption, and promotion of economic development, so as to create a sustainable ecology in the e-commerce industry. At the same time, we also strengthened our own personnel management and produced a training video on the Group's procurement system, which was promoted through Baozun's risk control compliance and Baozun Campus's public website. A total of 89 people took the initiative to participate in the training on this system, which further increased employees' awareness of procurement compliance. As of December 31, 2022, Baozun had • A total of 1,236 suppliers • 1,557 audited suppliers1 , approved 968 suppliers • 968 suppliers attended supplier training, with a total of 2,900 hours of training 2022 Supplier Management Highlights Supplier Evaluation Empowering Suppliers Note: [1] The number of suppliers audited is greater than the total number of suppliers because the suppliers' qualifications and poor performance are not included in the supplier pool.

Building a Better Future with Shared Value Creation 60 Public Welfare Implementing the Concept of "Forging Compassion through Public Welfare" Baozun is dedicated to the communities where it operates, adhering to the public welfare philosophy of "forging compassion through public welfare" and actively assuming social responsibility. We continue working with the "Special Craftsmen" public welfare project initiated by Jing'an Ruixing Public Welfare Culture Development Center to pass on the beauty of life with people with physical and mental disabilities. We have carried out a number of community public welfare activities such as blood donation and water stations to provide as much support as possible for the development of local communities. We also promote the training of talents in the e-commerce industry through school-enterprise cooperation and continue to advance for rural revitalization and industry development. Baozun attaches importance to the disadvantaged and actively cooperates with public welfare organizations to convey our compassion and care. This is the second year of cooperation between Baozun and the "Special Craftsmen" public welfare project. Initiated by Jing'an Ruixing Public Welfare Culture Development Center, the "Special Craftsmen" public welfare project focuses on selecting a group of people with learning ability and hands-on skills among physically impaired, speech impaired, hearing impaired and mildly mentally challenged groups, and provide them with training in the creation of cultural and creative handicraft products through an online service platform and offline teaching. We also help them bring their handmade products that conform to quality standards into the market, helping the "craftsmen" achieve self-reliance and create a better life. On January 19, 2022, "Baozun Public Welfare-Spreading Love: Special Craftsmen" Crochet Works Bazaar was held in the hall of Baozun's building. The event drew hundreds of enterprise employees who participated in learning how to do crocheting and bought crochet handicrafts. In addition, Baozun also ordered more than RMB 200,000 worth of handicrafts made by the "Special Craftsmen" as a Chinese New Year gift to the employees of the Company to support the "Special Craftsmen" public welfare project. "Special Craftsmen" Crochet Works Bazaar, delivering extraordinary Chinese New Year wishes "Special Craftsmen" Crochet Handicrafts in the Employee Gift Boxes

61 Baozun Inc. 2022 Annual Sustainability Report ◎ Public Welfare Actions in the Community Pandemic Prevention and Control On March 21, 2022, we donated 12,500 3M medical masks to the Shibei Hi-Tech Park in response to the demand for prevention and control against the COVID-19 pandemic, providing solid material security for front-line personnel. From April to June 2022, we delivered employee care packages to employees affected by the pandemic in Shanghai, which included food ingredients, fruits and other living supplies. Employee care packages Computer Donation Baozun cooperated with Shanghai Charity Foundation's "Spreading Love - Regenerative Computer Classroom" to launch a charity sale to support the construction of computer classrooms in rural schools in remote areas to provide high-quality education and modern office spaces for teachers and students in rural communities. 2022 Baozun Family Day bazaar Blood Donation In September 2022, we organized our annual blood donation campaign in Shanghai, where a total of 260 employees successfully donated blood. The Company provided 3 days of blood donation leave (24 hours) and bonus reward credits as well as other benefits to each employee who donated blood. Blood donation drive Charity Water Station From August 16 to 31, 2022, we responded to the call of the Labor Union of the Shibei Hi-Tech Park to set up a charity water station near Baozun's Building. According to Yuanlong Guo, Chairman of the Labor Union of Baozun Group, Baozun provided free purified water and cooling drinks for outdoor workers such as couriers, food delivery workers and sanitation workers throughout the day in weather above 35°C. Photos taken at the charity water station Donation for Children with Congenital Heart Disease At the end of 2022, we donated RMB 150,000 to the Shanghai Youxin Charity Foundation to sponsor children from troubled families in China who suffer from congenital heart disease to undergo surgery, helping them get healthy and making a positive impact on their families. Certificate of donation

Building a Better Future with Shared Value Creation 62

School-enterprise Cooperation to Support Industrial Talent Training

In the new journey of building a comprehensive modern socialist country, vocational education holds a broad and promising future. We support the development of vocational education in the form of school-enterprise cooperation through deep integration of industry-university-research, providing employment and practical training positions for school students and organizing large-scale campus broadcast competitions to promote the sustainable development of the industry. Since 2021, we have not only set up Baozun-Nantong Open University E-Commerce Industry College to explore systematic industrial talent training methods, but also actively inclined our own vocational education practical resources to rural areas and cooperated with Hunan Yiyang Vocational and Technical College as well as other institutions in remote areas for targeted training to increase the talent reserve for Baozun. IT also gives us the opportunity for in-depth participation in the rural revitalization strategy.

Baozun and Nantong Open University joined hands to cultivate talents in the e-commerce industry and set up Baozun-Nantong Open University E-Commerce Industry College in October 2021. The academy consists of full-time lecturers from Baozun and external lecturers who focus on students' career development. Using a combination of learning and practice, the lecturers boost students' holistic and integrated development and help to hone their skills, achieving good teaching results.


新闻热线
南通开放大学
把握数字化机遇　乘“风”而上
85582000
第九届全国高校数字艺术设计大赛
全国总决赛
一等奖
Nantong Radio and Television News Report

The 2nd "Baozun Cup" Campus Live Stream Competition , illuminating tomorrow's e-commerce live stream stars

In December 2022, the second "Baozun Cup" Campus Live Stream Competition, jointly organized by Baozun Inc., Shanghai Higher Vocational High School Economics Teaching Committee, Shanghai Creative Studies Institute and Shanghai Xingjian Vocational College, came to a successful conclusion. The competition lasted for more than 5 months, drawing more than 180 college teams from 15 colleges and universities, with 158 valid entries received. After the audition and trainee training, and finally the final showdown broadcast live through the official live account of Baozun E-Commerce.

The "Baozun Cup" Campus Live Stream Competition aims to train students, promote development, education and training through competition, and explore the in-depth school-enterprise cooperation mode of e-commerce live streaming talent training. Baozun and its partners provided professional team support, learning resources and a practical platform for the participating teams, allowing teachers and students to immerse themselves in the competition's live streaming requirements and skill standards of the e-commerce industry in the competition. They also provided rich information and corporate resources for the relevant majors of the participating colleges in training e-commerce live-streaming talents. At the same time, we also offered relevant internship opportunities and employment positions for the winning contestants. In 2022, the 2nd "Baozun Cup" received 158 valid entries, with 26 finalist teams and 97 students and teachers advancing to the final round for live streaming on Baozun's platform.


获奖学生代表讲话
上海东海职业技术学院　何函忆
The 2nd "Baozun Cup" Campus Live Stream Competition Conclusion Meeting and Award Ceremony

63 Baozun Inc. 2022 Annual Sustainability Report Protecting Our Beautiful Earth with Green Development In accordance with the concept of green development and low-carbon operation, Baozun actively carries out green management and practice, striving to reduce negative environmental impacts. This contributes to the achievement of our carbon neutrality goal, realizing the harmonious coexistence of man and nature. 63 Baozun Inc. 2022 Annual Sustainability Report

Protecting Our Beautiful Earth with Green Development Protecting Our Beautiful Earth with Green Development 64

65 Baozun Inc. 2022 Annual Sustainability Report Environmental Management System Baozun Inc. strictly complies with the Law of the People's Republic of China on Environmental Protection, the Law of the People's Republic of China on the Prevention and Control of Air Pollution, the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste and other relevant environmental protection laws and regulations in the overseas operation base. We strive to promote environmental management and achieve energy conservation as well as emission reduction in upstream and downstream supply chain logistics, warehousing and packaging, product handling and disposal and office settings. In 2022, the Company did not record any incidents of violation of laws and regulations related to environmental protection, nor was there any incident of pollutants exceeding the standard or illegal discharge or litigation cases arising from the above matters. The Company has established Environmental Monitoring Management System to strengthen environmental indicators monitoring in production and the offices.We have also separately developed Energy-saving Management Measures for Warehouse Operation, Warehouse Waste Management Measures and Energy Saving and Consumption Reduction Management System of Baotong E- logistics for warehousing and logistics, aiming at building a comprehensive system and guarantee mechanism, and stipulating annual targets for energy saving and consumption reduction. Regular scheduled inspections and spot checks of equipment and facilities are required, and targeted energy-saving and emission -reduction rectification measures are taken. The Administrative Department of the Company is responsible for the environmental management of the office park of Baozun’s headquarters. The Company has set up energy-saving and consumption reduction teams within each division of logistics and supply chain, and is responsible for the daily Gemba Walk (on-site inspection) activities in warehousing and logistics parks to ensure the normal operation of energy-saving lighting, transportation and other equipment and facilities in the parks. In terms of environmental awareness, the Company has conducted environmental training for 100% of employees. The Company put up posters in the office area for all employees to promote energy saving and consumption reduction as well as relevant promotional videos in the "Clean Culture - Clean Classroom" segment of the BT-OP Application website. At the same time, the Company conducted environmental protection training for management and junior employees in logistics and supply chain. The Operation Management Department of the Company has developed energy-saving training materials and distributed them to each park, whereby the park operators regularly provide energy-saving training to park supervisors and team leaders. The energy saving and consumption reduction teams of the Company's logistics and supply chain business units gather information on outstanding cases to share and promote environmental protection concepts to junior employees (both regular and non-regular) through quarterly energy saving training and sharing sessions. We conducted a total of 4 environmental protection training activities in 2022.

Protecting Our Beautiful Earth with Green Development 66 Climate Change Mitigation and Adaptation Climate change is a global issue that affects every member of society. In order to contribute to achieving the goal of "peak carbon by 2030 and carbon neutrality by 2060", Baozun has taken reference from the Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board to build a climate change management system on four levels: governance structure, risk management, management strategy, and targets and performance, so as to identify change risks and opportunities as well as improve management based on the identification results to help mitigate climate change. In 2022, we publicly released the Baozun Carbon Neutrality White Paper, and starting in 2023, we have disclosed our carbon reduction actions and progress in reaching our carbon neutrality goal in the Baozun Annual Sustainability Report (i.e., this report). Baozun ESG Environmental Goals In 2022, we set clear carbon neutrality goal and will strive to reduce energy consumption and carbon emissions, contributing to the global fight against climate change. On this basis, We further set environmental targets related to water resources, energy use, packaging material use and waste at Baozun. We have defined the requirements of each link in our "full chain" green operation and managed ESG performance with digital systems to achieve ESG environmental performance targets. Water Consumption • Reduce water consumption and strive to reduce per capita water consumption. Non-hazardous Waste Handling • To achieve 100% waste separation in office buildings and warehousing and logistics parks by 2025. Energy Use • In the use of electricity, we will promote photovoltaic power generation and continuously increase the proportion of renewable energy usage. Hazardous Waste Handling • To maintain 100% compliance rate of hazardous waste disposal by 2025. Greenhouse Gas Emissions • Align with the carbon neutrality goal announced in 2022 (see "Climate Change Mitigation and Adaptation" in this report). Packaging Material Utilization • Work with brands and all other partners upstream and downstream to reduce secondary packaging of e-commerce shipments. • Continuously promote the recycling of packaging such as turnover boxes between self-operated warehousing and logistics parks.

67 Baozun Inc. 2022 Annual Sustainability Report

Climate Change Management System

Climate Governance Framework

- The Company has made climate change mitigation and adaptation one of its priorities across its business units and in logistics and supply chain management.

Management Strategies

- Assess the potential operational and financial impact on the Company in relation to the significant risks and opportunities identified.
- Implement relevant management actions to reduce the carbon footprint of operations throughout their life cycle.

Risk Management

- Identify potential risks and opportunities for operational activities with reference to TCFD's risk analysis framework, and formulate plans to incorporate the risks and opportunities of climate change as part of the overall operational risk management.

Objectives and Performance

- Proactively identify the main sources of greenhouse gas emissions
- Set GHG emissions reduction targets, and disclose GHG emissions and emission intensity in the sustainability report each year to assess the level of performance of the Company's climate change management and to formulate improvement plans.

Climate Governance Framework

Baozun's climate change governance framework is divided into three tiers. The Company's Board of Directors oversees and sets the management strategy and direction for the Company's medium- to long-term response to climate change, while the management team conducts cross-departmental integration of climate change intervention resources and strategic deployment of major projects and reports to the Board of Directors. In addition, we have established the Climate Change Task Force, which is responsible for implementing relevant decisions.

Strategic Level — Board of Directors

- Assess risks and opportunities related to climate governance
- Monitor, review and define the Company's climate strategy and objectives
- Regularly review the Company's climate objectives and progress

Leadership Level — Management Level

- Establish, guide and review climate strategies
- Drive the implementation of carbon-neutral management actions across all departments
- Identify, assess and advise the Board on climate risks
- Structure company resources, and implement low-carbon initiatives

Implementation Level — Climate Change Task Force

- Implement the decisions made by the leadership team

Protecting Our Beautiful Earth with Green Development 68

Risk Management

We have identified the various types of potential climate risks and opportunities for Baozun, taking into account the geographical location and business type. After internal discussions, combining business development strategies and expert opinion judgments, we have assessed the potential financial impact mode and degree of impact. On this basis, we built a matrix of climate-related risks and opportunities based on the assessment results, prioritized the risks and opportunities in relation to their probability of occurrence and the degree of impact on the Company, and took corresponding climate change response and action measures.

◎ Climate-related Risks and Opportunities Matrix


High
Degree of Impact of Risks and Opportunities
Reputational Risks
Acute Physical Risks
Resource Efficiency
Resource Use Risks
Technology Risks
Market Opportunities
Policy and Legal Risks
Adaptability
Climate-Related Risks
Climate-related Opportunities
Low
Probability of Occurrence of Risks and Opportunities
High

◎ Potential Risk Identification, Assessment and Response to Climate Change

Risk Types	Specific Description	Potential Financial Impact	Risk Response
Resource Use Risks	Assessment: Energy, water, materials, and other resources required for production and operations may be in short supply or become less available due to the effects of climate change. For example, climate change may cause stricter control of forest resources, resulting in higher packaging prices.	Revenue ↓ Operating cost ↑	Baozun works with brand partners and logistics partners to promote green packaging and packaging recycling.
Technical Risks	Assessment: In the process of technological transformation, the development and application of energy-saving and environmental protection technologies such as green packaging and waste treatment may impact the Company's operations and business.	Operating cost ↑ Revenue ↓	Baozun promotes waste recycling and continuously monitors waste end-processing facilities and secondary uses.

69 Baozun Inc. 2022 Annual Sustainability Report ◎ Opportunity Identification, Assessment and Response to Climate Change Opportunity Types Specific Description Potential Financial Impact Actions to Opportunities Market Opportunities Assessment: Brand partners and the public are paying more and more attention to green consumption. If the Company is in a leading position in this regard, it may attract more customers and consumers. Revenue ↑ Baozun is carrying out diversified sustainable consumption advocacy activities to spread the concept of green consumption. Resource Efficiency Assessment: We keep abreast of market trends, and formulate the best plans to reduce operational risks by monitoring the market price of packaging materials and regional resource utilization regulations. Operating cost ↓ Baozun is working hard to promote green packaging and recycling of packaging, turning risks into opportunities and improving the efficiency of resource use. Adaptability Assessment: By promoting a green supply chain, and facilitating climate change-related business research and industry communication, Baozun is proactively improving the Company's ability to address climate risks and optimize climate opportunities, while enhancing its brand image of fulfilling social responsibility. Revenue ↑ Baozun strives to promote the green development of the supply chain by including environmental factors such as greenhouse gas emissions into the supplier assessment process and promoting environmental awareness among suppliers. Risk Types Specific Description Potential Financial Impact Risk Response Reputational Risks Assessment: Stakeholders expect the Company to take proactive management actions and improve transparency in information disclosure in response to climate change. If the Company is unable to respond to stakeholders' requests, it may cause an impact on the Company's business. Revenue ↓ Baozun continues to carry out carbon reduction actions, set carbon reduction targets, and regularly disclose our carbon reduction actions and achievements. Acute Physical Risks Assessment: Drastic climate changes such as typhoons and floods will result in extreme weather or natural disasters, which may cause damage to the Company's assets, loss of personnel and business interruption, thus affecting the transportation and storage of products in the Company's upstream and downstream supply chains. Revenue ↓ Operating cost ↑ Baozun monitors extreme weather events and has initiated a more comprehensive emergency management plan for extreme weather. Policy and Legislative Riskss Assessment: There may be a risk of legal liability, disciplinary measures, disciplinary action, damages to property or loss of business reputation due to non-compliance with climate-related policies or laws. Revenue ↓ Credit risk ↑ Baozun strictly abides by the laws and regulations related to carbon that have been put in place in its operational premises at home and abroad, while striving to identify possible policy and legal risks in the future. Currently, Baozun has not committed any illegal acts.

Protecting Our Beautiful Earth with Green Development 70

Based on the analysis of climate change risks and opportunities, Baozun further evaluates the carbon footprint of its products throughout their life cycle. Besides energy consumption in the Company's operations (Scope 1 and Scope 2 carbon emissions), carbon emissions are also generated from various activities upstream and downstream in the Company's value chain, including commodity procurement, non-owned warehouse and logistics transportation, product handling, employee commuting, and so on (Scope 3 carbon emissions).

◎ Lifecycle Analysis (LCA) of the Carbon Footprint of Products of Baozun

Carbon Emission Scope	Carbon Footprint Sources	
Scope 1	Work and operations	Direct energy consumption of working and operation (e.g., diesel and gasoline consumption of vehicles owned by the Company, gas for canteens).
	Warehouse and logistics	Direct energy consumption from the Company's warehouses as well as logistics and transportation (e.g., diesel and gasoline consumption of vehicles owned by the Company).
Scope 2	Work and operations	Indirect energy consumption from work and operations (e.g., purchased electricity).
	Warehouse and logistics	Indirect energy consumption from the Company's warehouses as well as logistics and transportation (e.g., purchased electricity).
Scope 3	Product procurement	Greenhouse gas emissions generated during the procurement of product from brand partners, logistics and transportation, and packaging and procurement.
	Warehouse and logistics	Greenhouse gas emissions from warehouses not owned by the Company and from logistics and transportation.
	Pre-disposal of products sold	Greenhouse gas emissions from the disposal of purchased commodities and packaging.
	The entire process of commuting and business travel of employees	Greenhouse gas emissions are generated due to commuting and employee business travel during the whole procurement and operation.

Management Strategy

Based on the carbon emission audit results, Baozun has clearly identified the procurement of packaging materials and warehousing and logistics as the key links for managing carbon emissions. By focusing on our operations and creating low-carbon products and services, we can achieve carbon neutrality in Scope 1 and 2. In addition, we will work with our employees, brand partners, suppliers and consumers to promote sustainable lifestyles and facilitate the construction of a green value chain to help achieve China's "30-60" dual carbon goals. In 2022, Baozun's score in the supply chain module of the CDP climate change questionnaire improved from D to B level, which fully reflects our efforts to promote green development in the whole value chain.

◎Baozun Carbon Neutrality Core Strategy


Focus
Delivering low carbon products and services
Digital Intelligence Innovation
Lead
Building a green e-commerce ecosystem
Co-creation
Working together for a sustainable future

71 Baozun Inc. 2022 Annual Sustainability Report Goals and Performance With the greenhouse gas emissions in 2021 as the benchmark, we formulated Baozun's carbon neutrality roadmap and measured the greenhouse gas emissions for each year to define the progress of achieving the carbon reduction targets. In 2022, Baozun Scope 1 and Scope 2 GHG emissions are decreased by up to 40.5%1 compared to 2021. ◎ Baozun GHG emissions in 2021, 2022 Unit: tCO2e 10,022 279 2022 2021 10,301 454 17,322 16,868 GHG emissions in Scope 1 and 2 GHG emissions in Scope 1 GHG emissions in Scope 2 Note: [1] Compared with 2021, the Company's consolidated financial statements in 2022 no longer include Bao Best IOT Technology (Suzhou) Co., Ltd., in addition, due to the impact of the COVID-19 pandemic, the Company's electricity consumption and diesel consumption have decreased, so the total GHG emissions have been significantly reduced.

Protecting Our Beautiful Earth with Green Development 72 ◎ Annual Progress of Baozun Carbon Neutrality Roadmap and Carbon Reduction Actions Critical Time Points Carbon Neutrality Milestones Delivering Low Carbon Products and Services Building a Green E-Commerce Ecosystem Working Together for a Sustainable Future • To achieve a 17% reduction in Scope 1 and 2 GHG emissions compared to 2021 • To lead 50% of core suppliers to undertake carbon reduction projects • To promote sustainable work and lifestyles • To achieve a 50% reduction in Scope 1 and 2 GHG emissions from 2021 • To lead 100% of core suppliers to undertake carbon reduction projects • To achieve a 50% reduction in Scope 2I GHG emissions compared to 2021 • To achieve 80% reduction in Scope 1 and 2 GHG emissions compared to 2021 • To achieve 80% renewable energy use ratio for operating activities • To achieve a 80% reduction in Scope 3 GHG emissions compared to 2021 2025 2030 2040 To achieve carbon neutrality across the value chain 2050 • Scope 1 and Scope 2 GHG emissions down 40.5% from 2021 • To lead 30% of core suppliers to undertake carbon reduction projects • To continuously promote sustainable work and living for employees and consumers

73 Baozun Inc. 2022 Annual Sustainability Report "Full Chain" Green Operation Baozun is committed to creating low-carbon products and services, improving energy efficiency and reducing energy waste in warehousing and logistics parks through innovative digital technology and equipment transformation. On this basis, we promote "full chain" green low-carbon operation, build a green e-commerce ecosystem, cooperate with supply chain partners to explore green procurement, packaging and transportation, and join hands with employees and consumers to promote green working and consumption for a sustainable future. Green Storage and Logistics Green Packaging Green Supply Chain Green Workplace • Optimize warehousing equipment, create automated and integrated warehousing and logistics centers, reduce electrical energy consumption in warehousing, improve logistics and transportation efficiency, and reduce the proportion of diesel and gasoline used in transportation. • Promote the reduction and recycling of cartons,, and continuously improve the proportion of environmentally-friendly packaging such as winding tape to reduce plastic waste. • Conduct sustainable procurement, sourcing environmentally-friendly raw materials while promoting energy conservation and consumption reduction among suppliers, and collaborating with brand partners to promote reduction of packaging. • Continuously carry out campaigns to increase employees' awareness of environmental protection, promote actions to save electricity, water and paper in office buildings, and encourage employees to save energy on trips to reduce energy and resource waste.

Protecting Our Beautiful Earth with Green Development 74 Based on the "3R" carbon reduction concept, Baozun proactively builds zero-carbon parks while promoting energy conservation and carbon reduction in warehousing and logistics parks. At the beginning of 2022, we made a breakdown of the Company's carbon emission reduction target and put forward a target of 12.5% reduction in electricity cost in 2022 compared to 2021 for warehousing and logistics parks. We decomposed the electricity cost goal into targets for electricity consumption per square meter for each warehousing and logistics park, and made the rectification for the parks that did not reach the target to promote the achievement of the energy saving target. In addition, the company promotes the use of green energy and actively promotes deploying distributed photovoltaic power generation equipment in parks with sufficient light. In 2023, Eshang Park will be the first "zero carbon park" in Baozun, which has passed the third-party carbon verification and achieved carbon offsets by purchasing CCER (Certified Voluntary Emission Reductions) by the Shanghai Environmental Energy Exchange. To promote the construction of zero carbon parks Reduction Replacement Removal

75 Baozun Inc. 2022 Annual Sustainability Report Green Warehousing and Logistics As a bridge between e-commerce and consumer terminals, warehousing and logistics is one of the core competencies that Baozun has invested in for a long time, and it is also a key link for Baozun to practice green and low-carbon operations. We have created low-carbon automated warehouse and logistics systems, optimized warehousing and sorting equipment and lighting systems, and continuously optimized energy consumption for vehicles. Besides, we put 365 integrated energy service platform on line in warehousing and logistics parks, which provides visualization and real-time monitoring of water, electricity, gas, etc., thus promoting the sophisticated management of energy and resource consumption. In terms of green transportation vehicles, Baozun continuously optimizes transportation carriers, transportation vehicle energy use and transportation routes. For short barges within the city, the Company gives priority to suppliers with new energy vehicles as replacements for the former fuel-powered vehicles. As for the vehicles used within the park, electric forklifts are used as tractor vehicles, and by optimizing the size and capacity of the forklifts and the transport routes in the park, the number of empty vehicles and the number of electric forklift transports with the same operational volume are reduced. Thus, the annual electricity savings can reach 14,600 kW·h. In addition, Baozun optimizes energy-saving forms of logistics while continuously promoting the development of freight transportation to public-to-rail and public-to-water modes, and enhancing the proportion of rail and waterway freight transportation. For medium and long distance transportation, we gradually employ more railroad and waterway transportation to reduce carbon emissions resulting from air transportation. ◎ Major Energy Saving and Consumption Reduction Measures of Baozun Green Storage in 2022 • Introduced sophisticated automation equipment and intelligent robots to achieve intelligent transfer and sorting, and monitored equipment operation and energy consumption in real-time. • Reduced the idle time of assembly line under the premise of meeting the demand of goods transmission, from 40 seconds to 20 seconds, and increased the independent control button of empty crate recycling to reduce the idling rate of assembly line. • Re p l a c e d e q u i p m e nt wi th e n e rgy-s avi n g equipment, utilized LED energy-saving lighting in the park, and replaced ordinary lights with photovoltaic lights in the warehouse and docks. • Partitioned lighting control was used for operating and non-operating areas. • Divided hot/cold goods according to product sales and the size of replenishment demand, carried out centralized management of goods, and ensured 24/7 activation of electrical equipment in the zero picking area (the main operation area where hot goods are located) and activation of lighting in the replenishment area during regular hours, thus reducing the lighting hours in the replenishment area by 50% and lowering energy consumption. • The park's outdoor search lights were fitted with timer switches; the permanent lighting in the corridors of the storage area, picking area, restrooms and other places were replaced with sound and light control sensor lights. Replacement of Energy-Saving Facilities and Equipment Optimization of Lighting Control Systems Baozun Yongding Automated Warehouse and Logistics Center Baozun "Little Yellow Man Intelligent Sorting Robot" Baozun New Energy Short Barge Transport Vehicle

Protecting Our Beautiful Earth with Green Development 76 Green Packaging The Baozun warehousing and logistics chain involves the use of packaging materials, which consume cartons, plastics, tapes, waterproof bags and other packaging materials. We vigorously promote packaging reduction measures and continue to reduce packaging consumption by recycling and opting for environmentally-friendly packaging materials to make packaging greener. In 2022, the Company's recycling of packaging materials reached 2,240 tons. Recycle Reduce • Reducing Tape Usage Use of air freight boxes for single footwear orders and use box stickers instead of tape; opting for glue to seal boxes in large quantities to replace tape in other packaging; optimizing the sealing method for returns, changing box layout; changing the Baozun logo and switching from 6cm to 4.8cm tapes. We saw a reduction of 12,256,000 meters in 2022. • Carton reduction The system will automatically recommend the size of the carton according to the product size. • Carton Recycling Opting for recyclable cartons, reusing cartons from return order. Replace • Replace wrapping film with tape Eliminate the use of disposable wrapping film and use recyclable wrapping tape instead to reduce plastic use. • Replacing printing paper with electronic devices Switching to PDA (personal digital assistant) devices to achieve paperless shelving, paperless replenishment and paperless inventory; and pasting QR code stickers on products to facilitate greater convenience during packing, substituting the hard copy of a packing list with product description.

77 Baozun Inc. 2022 Annual Sustainability Report

Implementing Onebox to make packaging more environmentally friendly

Baozun has always adhered to the concept of green sustainability and actively worked with other industry participants to explore packaging optimization solutions. In 2022, we collaborated with a brand customer to implement Onebox eco-friendly shoebox packaging, which eliminates the outer packaging of the original shoeboxes to reduce packaging materials.

In order to implement environmentally friendly packaging, we made changes to the processes in the warehouses involved in the project. By evaluating the type of business and volume of goods involved in the warehouses, we optimized the picking partition for the same type of products and designated workstations to carry out operations, thus improving the overall handling efficiency of Onebox. This year, we assisted brand partners with packaging and warehousing of 6 products involving 8 sizes of Onebox shoeboxes, sending out a total of 7,762 Onebox shoeboxes and saving the outer packaging of 7,762 original outgoing shoeboxes, thereby achieving lightweight and environmentally friendly packaging.

Products Leaving Factory → **Packing and Shipping** → **Return and Exchange of Goods** → **Return to Warehouse**

Products Leaving Factory

- Onebox goods without the original shoebox with Universal Product Code (UPC) code from the brand partner's factory
- Onebox, with two double-sided labels (use the first one for shipment and the second one for return)



Packing and Shipping

- Baozun warehouses no longer utilize Onebox's two double-sided sealing labels when receiving Onebox products, eliminating the need for RFID code strapping.
- During delivery of a single Onebox product from Baozun warehouse: Completion of selection → Seal with the first double-sided tape → Stick QR-Code sticker next to the UPC code



Return and Exchange of Goods

- Customers may return Onebox merchandise with the second double-sided sealing label (if there is no further use, use courier packaging)



Return to Warehouse

- Returned goods undergo quality inspection in the return warehouse and intact goods will be repackaged with Onebox
- Reprint UPC codes and recycle old Oneboxes

Protecting Our Beautiful Earth with Green Development 78 Green Workplace Baozun advocates green workplaces, so we continuously carry out energy and resource-saving measures, promote resource recycling and encourage employees to travel green, so that the "green" concept is integrated into work and lifestyles of Baozun's employees. During the reporting period, we conducted statistics and research on the power consumption of the headquarters office park, and plan to adopt VRV (variable refrigerant flow) multi-connected air conditioning centralized control system in the following years to accurately monitor and manage the power consumption in the park. ◎ Baozun Energy and Resource Conservation Measures (Parts) Energy and Resource Usage Energy and Resource Conservation The main energy sources co nsume d di re ctly o r indirectly by the Company are electricity, diesel and gasoline for their own vehicles. • Advocate cloud office and cloud meetings • Adopt LED energy-saving lamps and voice-activated sensor lights, and advocate the use of natural lighting when there is ample light, and switch off the lights at the end of the day • Adjust the energy consumption state and operating hours of electronic office equipment, adjust them to the low energy consumption mode when not in use, and turn off and unplug them before the end of the day • Regularize the air conditioning temperature in different seasons, reduce non-essential air conditioning power consumption while keeping employees physically comfortable, and turn them off in time when not in use • Establishment of Baozun Canteen SOP, which recommends that the self-purchased kitchen equipment (stoves, fume hoods, electric heating equipment, etc.) of canteen caterers have energy-saving attributes • Provide short feeder buses to transport employees to reduce taxi rides • Install charging terminals to encourage employees to use new energy vehicles The Company itself is not involved in production, daily office and operation i nvo lves the use of a small amount of water r e s o u r c e s . M u n i c i p a l water supply is the source of water, so the risk of seeking suitable water sources is low • Enhance water resources management, levy appropriate water charges from canteen suppliers and employees, and place water conservation slogans in water-using areas to serve as reminders for reducing water waste in canteens and common areas of employee dormitories The Company's office requires a lot of printing paper • By promoting duplex printing and a paperless office, we achieved 11,424 duplex prints in 2022, accounting for 6.99% of the paper printed

79 Baozun Inc. 2022 Annual Sustainability Report In the second half of 2022, Baozun converted the outdoor non-motorized carport on the north side of Building B of the business park where the headquarters office park was located, into a photovoltaic carport, with an average power generation capacity of 300 kW·h/day. This allows us to save up to 100,000 kWh of electricity per year and provides power for the new energy vehicles belonging to the Company and employees. The remaining energy can also be used to power other new energy vehicles in the park. Baozun regularly carries out low-carbon and energy-saving advocacy activities in the Company, providing effective methods of energy and resource conservation, and integrating the "green" concept into the work and life of Baozun employees. In September 2022, the Company's Administrative Department organized "paper-saving" activities, advocating using dryers instead of hand towels, and applying the concept of green and low-carbon practices. The department also set the 5th of each month as the Company's "Paper-Free Day", where hand towels will not be provided in the bathrooms of the main office building. Employees are encouraged to use hand dryers instead. Photovoltaic carport, promoting green buildings Low-carbon and Energy Conservation Publicity Day to enhance the concept of environmental protection for all employees Baozun Energy Conservation Promotional Posters

Protecting Our Beautiful Earth with Green Development 80

Emissions Management

Baozun's business does not involve production and manufacturing, and the Company has no production-related air pollutants and wastewater emissions. Solid waste is mainly generated from warehousing and logistics, including living and electronic waste from the canteen and office areas. The Company classifies and either disposes of solid waste or utilizes it effectively.

Waste type	Generation Process	Specific Waste Types and Disposal Methods
Hazardous Waste	Office	• Waste ink cartridges are handed over to suppliers or other professionals for recycling and disposal.
Non-hazardous Waste	Warehouse & Logistics	• Scrap chopping boards: All warehousing and logistics parks have set up internal pallet chopping board repair areas to regularly repair damaged chopping boards. In 2022, about 900 chopping boards were removed and reused. • Discarded wire rods: Internal equipment staff uses discarded wire rods to make wire rod tables and workstations. • Waste pallets, racks, sorting carts, waste cartons: recycled and reused by third-party professional recycling organizations.
	Office	• Daily waste: Handed over to suppliers (mainly kitchen waste) or handled by the park property in a standardized manner.

Terminal traceability - Accurate management of park waste

In 2022, Baozun's Wujiang Yongding Park calculated the amount of monthly storage waste generated according to recyclable (cartons, waste printing paper, etc.), dry waste (other waste in the warehouse except recyclable) and wet waste (food waste) to have an accurate idea of the amount of waste generated and the type of waste in the park. The statistical results show that 86.54% of the waste in Yongding Park in 2022 is in the recyclable category and can be effectively treated and reused.

On this basis, the park keeps track of the most terminal disposal institutions and uses of waste such as recycled cartons, recycled pallets and meal waste. Among them, the park's waste cartons and waste paper are used as raw materials for recycled paper; pallets are processed and reused through third-party factories; and food waste is decomposed and utilized. The remaining portion of dry waste is completed incinerated at the waste-to-energy plant. Therefore, the proportion of waste that actually gets effectively treated in Yongding Park will be further increased.



Waste Separation Box Setup in Baozun Wujiang Yongding Park

New Green Life in the Desert - Creating a new concept of sustainable fashion

Baozun actively advocates the concept of sustainable development. It supported a certain brand's "New Green Life in the Desert" sustainable fashion project on e-commerce platforms, taking the lead in green fashion together with the brand and influencing consumers on e-commerce platforms. When consumers purchase low-carbon products from our brand partners, opt for green packaging and use greener logistics options on the e-commerce platform, they will have the opportunity to win a limited number of green digital collectibles from the e-commerce platform and be rewarded with "little green flowers" that can be redeemed for more beautiful gifts from our brand partners.

81 Baozun Inc. 2022 Annual Sustainability Report

Sustainable Development Performance

Compliance Management and Business Ethics

Performance indicators	Unit	2020	2021	2022
Number of cases where sanctions are imposed due to unfair competition or violations against anti-trust or anti-monopoly laws in operation during the reporting period	Case(s)	0	0	0
Number of corruption cases brought and concluded against the issuer or its employees during the reporting period	Case(s)	0	0	0
Anti-corruption training of directors	%	100	100	100
Average number of hours of anti-corruption training per director[1]	Hour	1	1	1
Anti-corruption training of employees	%	100	100	54.3
Average number of hours of anti-corruption training per employee[2]	Hour	1	1	1

Notes:

[1] Average number of hours of anti-corruption training per director = total number of hours of anti-corruption training received by all directors / number of board members.

[2] Average number of hours of anti-corruption training per employee = total number of hours of anti-corruption training received by employees / total number of employees.Compared with 2021, due to epidemic prevention and control reasons, the number of anti-corruption training carried out by the company decreased in 2022, so the Average number of hours of anti-corruption training per employee was reduced.

Environment[1]

Performance indicators	Unit	2020	2021	2022
Electricity consumption[2]	MW·h	15,313	29,032	17,903
Of which, clean electricity consumption[3]	MW·h	-	-	329
Natural Gas[4]	m^3	0	10,801	26,304
Gasoline[5]	Liter	6,056	5,405	6,158
Diesel[2]	Liter	5,529	150,329	73,657
Total energy consumption[2]	MW·h	15,424	30,713	18,601
Energy consumption per revenue[2]	MW·h/RMB million	1.74	3.27	2.21
GHG emissions	tCO_2e	9,374	17,322	10,301
GHG emissions in Scope 1[5]	tCO_2e	32	454	279
GHG emissions in Scope 2[6]	tCO_2e	9,342	16,868	10,022
GHG emissions per revenue	tCO_2e/RMB million	1.06	1.84	1.23
Water consumption	m^3	140,685	191,828	207,274
Water consumption per revenue[7]	m^3/RMB million	15.89	20.41	24.67
Total amount of packaging materials used in finished products	ton	7,867	9,856	11,326

Sustainable Development Performance 82

Performance indicators	Unit	2020	2021	2022
Amount of packaging material recycled	ton	2,291	2,345	2,240
Total amount of non-hazardous waste generated[8]	ton	-	9,030	1,539
Amount of non-hazardous waste generated per revenue	ton/ RMB million	-	0.96	0.18
Total amount of hazardous waste generated[9]	Count	-	-	4

Notes:

[1] The scope of Environment KPIs includes: Baozun Inc., its consolidated subsidiaries, its variable interest entity and its subsidiaries, which are consistent with the entities covered in the consolidated financial statements included in Baozun's annual report for the year ended December 31, 2022. Compared to 2021, the company's consolidated financial statements in 2022 no longer include Suzhou Baoleantone International Logistics Co., Ltd.

[2] Compared to 2021, the decrease in electricity consumption, diesel, integrated energy consumption and energy consumption per revenue in 2022 is mainly due to the energy-saving measures taken and the reduction in energy consumption in the head office as well as logistics and warehousing due to the impact of the epidemic prevention and control.

[3] In 2022, new photovoltaic power generation equipment was added to the headquarters office building and part of the campus.

[4] The significant increase in natural gas consumption in 2022 compared to 2021 is mainly due to the provision of staff canteens following the relocation of the head office in October 2021, with the natural gas consumption statistics for 2021 covering October-December and the natural gas statistics for 2022 covering 1 January to 31 December 2022.

[5] Greenhouse gas emissions in Scope 1 include natural gas, gasoline and diesel for vehicles owned by the Company. When calculating natural gas, gasoline and diesel carbon emissions, we refer to the *Accounting and Reporting Guidelines for Corporate Greenhouse Gas Emissions - Power Generation Facilities* (revised version 2022) issued by the Ministry of Ecology and Environment of the People's Republic of China.

[6] The source of greenhouse gas emissions in Scope 2 is purchased electricity. For the accounting methods for greenhouse gas emissions refer to the *Accounting and Reporting Guidelines for Corporate Greenhouse Gas Emissions - Power Generation Facilities* (revised version 2022) issued by the Ministry of Ecology and Environment of the People's Republic of China. In particular, the carbon emissions from purchased electricity are calculated by power grid emission factors, which was issued by the Ministry of Ecology and Environment of the People's Republic of China. The power grid emission factor in 2020 is 0.6101 kg CO_2e/kW·h, in 2021 is 0.5810 kg CO_2e/kW·h, respectively and in 2022 is 0.5703 kg CO_2e/kW·h.

[7] The increase in water consumption per revenue in 2022 compared to 2021 is mainly due to lower total operating revenue in 2022 compared to 2021.

[8] Compared to 2021, the amount of non-hazardous waste generated in 2022 has been significantly reduced, mainly due to the impact of epidemic prevention and control.

[9] The statistical scope of hazardous waste is Shanghai headquarters, and the main category is toner cartridges , all of which are recycled by third parties..

Employees[1]

Performance indicators		Unit	2020	2021	2022
Employment					
Total employees		Person(s)	6,076	8,821	7,588
By gender	Number of male employees	Person(s)	2,707	3,718	3,067
	Number of female employees	Person(s)	3,369	5,103	4,521
By employment type	Labor contract system	Person(s)	5,957	8,407	7,040
	Labor dispatch	Person(s)	119	15	14
	Other types of employment	Person(s)	0	399	534

83 Baozun Inc. 2022 Annual Sustainability Report

	Performance indicators	Unit	2020	2021	2022
By age	Number of employees under 30 years old	Person(s)	3,836	4,719	3,701
	Number of employees aged 30 to 50 years old	Person(s)	2,225	4,040	3,836
	Number of employees over 50 years old	Person(s)	15	62	51
By employee category	Number of employees in senior management	Person(s)	74	158	144
	Number of employees in middle management	Person(s)	-	2,779	2,646
	Number of average employees [2]	Person(s)	6,002	5,884	4,798
By region	Number of employees from mainland China	Person(s)	5,978	8,676	7,440
	Number of employees from Hong Kong, Macau, Taiwan and overseas	Person(s)	98	145	148
Occupational health and safety					
Number of lost-days due to work injuries[3]		Day(s)	162	1,059	508
Number of work-related fatalities		Person(s)	0	0	0
Work-related accident rate per million working hours[4]		Times	0.57	0.79	0.59
Work lost-days rate per million working hours[5]		Hour	105.82	476.52	198.57
Employee training and development					
Total hours of training		Hour	62,192	57,764	152,751
Average hours of training per employee		Hour	10.24	6.55	20.13
By gender	Average number of training hours completed by male employees	Hour	-	-	19.97
	Average number of training hours completed by female employees	Hour	-	-	20.24
By employee category	Average number of training hours completed by senior management	Hour	-	-	27.78
	Average hours of training completed by middle management	Hour	-	-	22.32
	Average number of training hours completed by junior management	Hour	-	-	18.62
Percentage of total employees receiving regular performance and career development reviews		%	100	99.89	95.52
By gender	Percentage of male employees receiving regular performance and career development reviews	%	100	99.78	96.19
	Percentage of female employees receiving regular performance and career development reviews	%	100	98.96	95.07
By employee category	Percentage of senior management employees receiving regular performance and career development reviews	%	100	99.37	93.06
	Percentage of mid-level management employees receiving regular performance and career development reviews	%	100	100.00	96.03
	Percentage of average employees receiving regular performance and career development reviews	%	100	99.86	95.31
Employee turnover					
Employee turnover rate[6]		%	-	-	39.28
By gender	Male employee turnover rate	%	-	-	41.27
	Female employee turnover rate	%	-	-	37.88

Sustainable Development Performance 84

Performance indicators		Unit	2020	2021	2022
By age	Turnover rate of employees over 50 years old	%	-	-	23.01
	Turnover rate of employees aged 30 to 50 years old	%	-	-	26.82
	Turnover rate of employees under 30 years old	%	-	-	51.16
By region	Employee turnover rate on mainland China	%	-	-	39.55
	Employee turnover rate on Hong Kong, Macau, Taiwan and overseas	%	-	-	24.57

Notes:

[1] The scope of Employment KPIs includes: Baozun Inc., its consolidated subsidiaries, its variable interest entity and its subsidiaries, which are consistent with the entities covered in the consolidated financial statements included in Baozun's annual report for the year ended December 31, 2021. The decrease in the number of employees in 2022 compared to 2021 is mainly due to the fact that the company's consolidated financial statements no longer include Suzhou Baoleantone International Logistics Co., Ltd. "-" indicates that the indicator has not been counted in previous years.

[2] The Number of average employees in 2020 included the number of average employees and the number of employees in middle management.

[3] Work-related injuries occurred to employees in 2021 were mainly due to traffic accidents in the course of commuting.

[4] Work-related accident rate per million working hours =Number of work-related accidents/Total working hours of employees×10^6

[5] Work-related loss-day rate per million working hours =Total lost-day of employees due to work-related accidents/Total working hours of employees×10^6

[6] Employee turnover rate =Number of employee turnover/Number of employees at the beginning of the period + number of employees at the end of the period /2 ×100%

Supply Chain Management

Performance indicators		Unit	2021	2020	2022
Total number of suppliers		Supplier(s)	166	967	1,236
By region	Number of suppliers from mainland China	Supplier(s)	166	967	1,215
	Number of suppliers from Hong Kong, Macau, Taiwan and overseas	Supplier(s)	0	0	21
Number of suppliers carrying out environmental and/or social impact assessments		Supplier(s)	0	3	41
Number of suppliers identified as having actual and potential significant negative environmental or social impacts		Supplier(s)	0	0	0

Products and Services

Performance indicators	Unit	2020	2021	2022
The total number of complaints received by the Company regarding products and services	Count	-	-	332
Percentage of complaints resolved	%	100	100	100
Total number of violations of customer privacy regulations and voluntary principles	Case(s)	0	0	0
Number of new patents applied	No.	6	1	6
Accumulated number of patents applied	No.	66	67	73
Number of new copyrights to software programs applied	No.	30	16	26
Accumulated number of copyrights to software programs applied	No.	131	210	241

85 Baozun Inc. 2022 Annual Sustainability Report Index for the Report Nasdaq ESG Reporting Guide 2.0 Index Table Key Performance Indicators Reporting Sections E.Environmental E1. GHG Emissions Sustainable Development Performance E2. Emissions Intensity Sustainable Development Performance E3. Energy Usage Sustainable Development Performance E4. Energy Intensity Sustainable Development Performance E5. Energy Mix Climate Change Mitigation and Adaptation Sustainable Development Performance E6. Water Usage Sustainable Development Performance E7. Environmental Operations Environmental Management System E8. Climate Oversight/Board Climate Change Mitigation and Adaptation E9. Climate Oversight / Management Climate Change Mitigation and Adaptation E10. Climate Risk Mitigation Climate Change Mitigation and Adaptation S. Social S3. Employee Turnover Employee Responsibility S4.Gender Diversity Employee Responsibility Sustainable Development Performance Key Performance Indicators Reporting Sections S5. Temporary Worker Ratio Sustainable Development Performance S6. Non-Discrimination Employee Responsibility S7. Injury Rate Employee Responsibility S8. Global Health and Safety Employee Responsibility S9. Child & Forced Labor Employee Responsibility S10. Human Rights Employee Responsibility G. Corporate Governance G1. Board Diversity Corporate Governance Framework G2. Board Independence Corporate Governance Framework G4. Collective Bargaining Employee Responsibility G5. Supplier Code of Conduct Sustainable Supply Chain G6. Ethics & Anti-Corruption Anti-corruption and Business Ethics G7. Data Privacy Data and Privacy Protection G8. ESG Reporting Already Fulfilled G9. Disclosure Practices Our Sustainable Development About the Report

Index for the Report 86 HKEX ESG Reporting Guidelines Index Table Subject Areas, Aspects, General Disclosures and KPIs Reporting Sections Environmental A1.Emissions Reducing Emissions A1.1 Sustainable Development Performance A1.2 Sustainable Development Performance A1.3 Sustainable Development Performance A1.4 Sustainable Development Performance A1.5 Climate Change Mitigation and Adaptation Sustainable Development Performance A2.Use of Resources Resource Conservation and Utilization A2.1 Sustainable Development Performance A2.2 Sustainable Development Performance A2.3 Environmental Management System A2.4 Sustainable Development Performance A2.5 Sustainable Development Performance A3. The Environment and Natural Resources Environmental Management System Resource Conservation and Utilization A3.1 Climate Change Mitigation and Adaptation A4. Climate Change Climate Change Mitigation and Adaptation A4.1 Climate Change Mitigation and Adaptation B.Social Employment and Labour Practices B1. Employment Employee Responsibility B1.1 Employee Responsibility Sustainable Development Performance B1.2 Sustainable Development Performance B2.Health and Safety Employee Responsibility B2.1 Sustainable Development Performance Part B: Mandatory Disclosure Requirements Mandatory Disclosure Requirements Reporting Sections Governance Structure Our Sustainable Development Reporting Principles About the Report Reporting Boundary About the Report Part C: "Comply or explain" Provisions Subject Areas, Aspects, General Disclosures and KPIs Reporting Sections B2.2 Sustainable Development Performance B2.3 Employee Responsibility B3.Development and Training Employee Responsibility B3.1 Sustainable Development Performance B3.2 Sustainable Development Performance B4.Labor Standards Employee Responsibility B4.1 Employee Responsibility B4.2 Employee Responsibility Operating Practices B5. Supply Chain Management Sustainable Supply Chain B5.1 Sustainability Management Performance B5.2 Sustainable Supply Chain B5.3 Sustainable Supply Chain B5.4 Sustainable Supply Chain B6. Product Responsibility R&D and Innovation Compliance Operations B6.1 Not applicable B6.2 Customer Service B6.3 R&D and Innovation B6.4 Customer Service B6.5 Data and Privacy Protection B7. Anti-corruption Anti-corruption and Business Ethics B7.1 Anti-corruption and Business Ethics B7.2 Anti-corruption and Business Ethics B7.3 Anti-corruption and Business Ethics Sustainable Development Performance Community B8. Community Investment Social and Public Welfare B8.1 Social and Public Welfare B8.2 Sustainable Development Performance

87 Baozun Inc. 2022 Annual Sustainability Report

Reporting Initiative (GRI): *Sustainability Reporting Standards* (GRI Standards 2021) Index Table

Declaration of Use	Baozun Inc. has reported the information referenced in this GRI Index of Content with reference to the GRI standards for the period January 1, 2022 through December 31, 2022.
GRI 1	GRI 1: Foundation 2021

GRI Standards	Disclosure	Reporting Sections
GRI 2: General Disclosures 2021	2-1 Organizational details	Getting to know Baozun Inc.
	2-2 included in the organization's sustainability reporting	About the Report
	2-3 Reporting period, frequency, and contact point	About the Report
	2-4 Restatements of information	Our Sustainable Development
	2-5 External assurance	External assurance
	2-6 Activities, value chain and other business relationships	Getting to know Baozun Inc.
	2-7 Employees	Sustainable Development Performance
	2-8 Workers who are not employees	Sustainable Development Performance
	2-9 Governance structure and composition	Corporate Governance Framework
	2-10 Nomination and selection of the highest governance body	Corporate Governance Framework
	2-12 Role of the highest governance body in overseeing the management of impacts	Message from management
	2-13 Delegation of responsibility for managing impacts	Our Sustainable Development
	2-14 Role of the highest governance body in sustainability reporting	Governance framework of sustainable development
	2-15 Conflicts of Interest	Corporate Governance Framework, Anti-corruption and Business Ethics
	2-17 Collective knowledge of the highest governance body	Our Sustainable Development, Message from Management
	2-19 Remuneration policies	Corporate Governance Framework
	2-22 Statement on sustainable development strategy	Message from Management
	2-23 Policy commitments	Employee Responsibility
	2-24 Embedding policy commitments	Anti-corruption and Business Ethics
	2-25 Processes to remediate negative impacts	Anti-corruption and Business Ethics
	2-26 Mechanisms for seeking advice and raising concerns	Anti-corruption and Business Ethics
	2-27 Compliance with laws and regulations	Zero violations
	2-29 Approach to stakeholder engagement	Material Topics and Stakeholder Communication
	2-30 Collective bargaining agreements	Employee Responsibility

Index for the Report 88

GRI Standards	Disclosure	Reporting Sections
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Material Topics and Stakeholder Communication
	3-2 List of material topics	Material Topics and Stakeholder Communication
	3-3 Management of material topics	Material Topics and Stakeholder Communication
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Message from Management
	201-2 Financial implications and other risks and opportunities due to climate change	Climate Change Mitigation and Adaptation
	201-3 Defined benefit plan obligations and other retirement plans	Employee Responsibility
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Employee Responsibility
	203-2 Significant indirect economic impacts	Our Services
GRI 205: Anti-corruption 2016	205-2 Communication and training about anti-corruption policies and procedures	Anti-corruption and Business Ethics
	205-3 Confirmed incidents of corruption and actions taken	Not applicable
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Anti-corruption and Business Ethics
GRI 301: Materials 2016	301-1 Materials used by weight or volume	Sustainable Development Performance
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Sustainable Development Performance
	302-3Energy intensity	Sustainable Development Performance
	302-4 Reduction of energy consumption	Sustainable Development Performance
	302-5 Reductions in energy requirements of products and services	"Full Chain" Green Operation
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	Environmental Management System
	303-3 Water withdrawal	Sustainable Development Performance
	303-5 Water consumption	Sustainable Development Performance
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Climate Change Mitigation and Adaptation, Sustainable Development Performance
	305-2 Energy indirect (Scope 2) GHG emissions	Climate Change Mitigation and Adaptation, Sustainable Development Performance
	305-3 Other indirect (Scope 3) GHG emissions	Climate Change Mitigation and Adaptation
	305-4 GHG emissions intensity	Sustainable Development Performance
	305-5 Reduction of GHG emissions	Sustainable Development Performance

89 Baozun Inc. 2022 Annual Sustainability Report GRI Standards Disclosure Reporting Sections GRI 306: Waste 2020 306-1 Water discharge by quality and destination Emissions Management 306-2 Waste by type and disposal method Emissions Management 306-3 Significant spills Sustainable Development Performance 306-4 Transport of hazardous waste Sustainable Development Performance GRI 308: Supplier Environmental Assessment 2016 308-1 New suppliers that were screened using environmental criteria Sustainable Supply Chain, Sustainable Development Performance 308-2 Negative environmental impacts in the supply chain and actions taken Sustainable Supply Chain, Sustainable Development Performance GRI 401: Employment 2016 401-1 New employee hires and employee turnover Sustainable Development Performance 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees Employee Responsibility, Sustainable Development Performance 401-3 Parental leave Employee Responsibility GRI 403: Occupational Health and Safety 2018 403-5 Worker training on occupational health and safety Employee Responsibility 403-6 Promotion of worker health Employee Responsibility 403-8 Workers covered by an occupational health and safety management system Employee Responsibility, Sustainable Development Performance 403-9 Work-related injuries Employee Responsibility, Sustainable Development Performance 403-10 Work-related ill health Employee Responsibility GRI 404: Training and Education 2016 404-1 Average hours of training per year per employee Sustainable Development Performance 404-2 Programs for upgrading employee skills and transition assistance programs Employee Responsibility 404-3 Percentage of employees receiving regular performance and career development appraisals Employee Responsibility, Sustainable Development Performance GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees Employee Responsibility GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken Employee Responsibility GRI 407: Freedom of Association and Collective Bargaining 2016 407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk Employee Responsibility GRI 408: Child Labor 2016 408-1 Operations and suppliers at significant risk for incidents of child labor Employee Responsibility GRI 411: Rights of Indigenous Peoples 2016 411-1 Incidents of violations involving rights of indigenous peoples Not Applicable

Index for the Report 90 GRI Standards Disclosure Reporting Sections GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs Public Welfare 413-2 Operations with significant actual and potential negative impacts on local communities Not Applicable GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Sustainable Supply Chain 414-2 Negative social impacts in the supply chain and actions taken Sustainable Supply Chain Customer Health and Safety 2016 416-2 Incidents of non-compliance concerning the health and safety impacts of products and services Not Applicable GRI 417: Marketing and Labeling 2016 417-1 Requirements for product and service information and labeling Responsible Marketing 417-2 Incidents of non-compliance concerning product and service Not Applicable 417-3Incidents of non-compliance concerning marketing Not Applicable GRI 418: Customer Privacy 2016 418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data Not Applicable

91 Baozun Inc. 2022 Annual Sustainability Report About the Report The 2022 Baozun Inc. Sustainability Report (the "Report") is the third sustainability report published by Baozun Inc. and describes the principles and performance of the Company in fulfilling its sustainability responsibilities in 2022, including the sustainability issues of concern to key stakeholders. Basis of Preparation This report was prepared in accordance with the NASDAQ: ESG Reporting Guide 2.0 (2019), the HKEX Environmental, Social and Governance Reporting Guidelines, and with reference to the Global Reporting Initiative (GRI) Sustainability Reporting Standards (GRI Standards 2021). Scope of Report Organizational scope: This report covers Baozun Inc., including its consolidated recorded subsidiaries and variable interest entities (collectively, "Baozun Group" "the Group" "Baozun Inc." "Baozun" "the Company" "we"), consistent with the entities covered in the annual report and consolidated financial statements. Time period: This is an annual report that covers the period from January 1, 2022 to December 31, 2022, with some information slightly exceeded. Reporting Principles This report refers to the reporting principles of GRI's Sustainability Reporting Standards (2021) to ensure that the quality of the information reported, as well as its appropriate presentation, is maintained. Materiality Principle Accuracy Principle The Company identifies the material topics related to its operations that are of concern to investors and other stakeholders and focuses on them in this report. In this report, the material topics are reported with attention to the characteristics of the industry in which the Company operates and the characteristics of the region in which it is located. The analysis process and results of the material topics are described in the section of this report titled "Material Topics and Stakeholder Communication". This report also focuses on environmental, social and corporate governance issues that may have a significant impact on investors and other relevant parties. This report ensures that the information is as accurate as possible. In par ticular, the measurement of quantitative information has been stated in terms of data caliber, calculation basis and assumptions to ensure that the margin of error in the calculation is not misleading to users of the information. The quantitative information and the accompanying information are detailed in the "Sustainability Management Performance" section of this report. The Board of Directors guarantees that the contents of this report do not contain false statements, misleading statements or material omissions in material respects.

About the Report 92 Contact Us This report is available in simplified Chinese ,traditional Chinese and English for readers' reference. In case of any conflict or inconsistency, the Chinese version shall prevail. An electronic version of the report is available on the Company's website (https://ir.baozun.com/esg-report-0). We value the opinions of our stakeholders and welcome readers to contact us through the contact information below. Your feedback will help us to further improve this report and enhance the overall sustainable development performance of Baozun. Address: 510 West Jiangchang Road, Jing'an District, Shanghai Tel: 86(21)80266000 Ext: 6128; 6599 Contact E-mail: fang.fang@baozun.com ; wendy.sun@baozun.com Principle of Balance Clarity The content of this report reflects objective facts and discloses both positive and negative information about the Company in an unbiased manner. The Company has conducted searches through the Shanghai Qingyue Credit Database for the subjects within the scope of this report and found no negative events that should have been disclosed but were not disclosed during the reporting period. This report is published in simplified Chinese,traditional Chinese and English. This report contains tables, model diagrams, and a glossary of terminology as an aid to understanding the textual content of this report. To facilitate quicker access to information for stakeholders, this report provides a table of contents and benchmarking index tables for ESG standards. Quantification and Consistency Integrity This report discloses key quantitative performance indicators and, to the extent possible, historical data. The manner in which statistics and disclosures of the same indicator are maintained in this report is consistent across reporting periods. If there are changes in the statistics and disclosure methods, they are fully explained in the notes to the report so that stakeholders can conduct meaningful analysis and evaluate the trend of the Company's ESG performance level. The scope of disclosures in this report is consistent with the scope of the Company's consolidated financial statements. Timeliness Verifiability This is an annual report covering the period from January 1, 2022 to December 31, 2022. The Company strives to publish the report as soon as possible after the end of the reporting year to provide timely information for stakeholders' decision-making. The cases and data in this report are derived from the original records or financial reports of the actual operations of the Company. The source of the disclosed data and the calculation process are traceable and can be used to support the inspection by external assurance works.

93 Baozun Inc. 2022 Annual Sustainability Report

About the Report 94